Exhibit 99.2



Biodexa Pharmaceuticals PLC

Annual Report 2025

Biodexa is a clinical-stage biopharmaceutical company developing innovative products focused on the treatment or prevention of gastrointestinal cancers

Contents

Page

INTRODUCTION

Headquartered in Cardiff, UK, Biodexa is a NASDAQ listed biopharmaceutical company developing innovative products focused on the treatment or prevention of gastrointestinal cancers including Familial Adenomatous Polyposis ("FAP") and Gastrointestinal Stromal Tumours ("GIST").

Until last year, the Company had been developing MTX110 for rare/orphan brain cancers but, due to resource constraints, these programmes have been de-prioritised and removed from the R&D pipeline.

STRATEGY

The Company's transition from a drug delivery company to a higher value therapeutics company was completed in 2025. With the in-licensing of MTX240 from Otsuka Pharmaceutical Co., Limited ("Otsuka") in February 2026, our pipeline is increasingly focused on gastrointestinal and oncology programmes. All of our pipeline of assets are at clinical stage and, we believe, offer significant potential to improve outcomes for patients.

Our priorities for 2026 are as follows:

Strategic Imperatives	Progress in 2025	Priorities for 2026
Advance our development assets through the clinic	We announced the following clinical milestones in 2025: March: appointment of Precision for Medicine as our Contract Research Organisation to manage the European component of our Phase 3 Serenta trial March: a successful Type C meeting with FDA, paving the way for the initiation of the Phase 3 Serenta trial in the US June: first patient enrolled in a Phase 2a study of tolimidone in T1D by the University of Alberta Diabetes Institute August: enrolment of the first US patient in the Phase 3 Serenta trial November: receipt of approval of Clinical Trial Application from EMA December: enrolment of the first European patient in the Phase 3 Serenta trial	Accelerate recruitment of our Phase 3 Serenta trial of eRapa in patients with FAP in the US and Europe and possibly Asia Continued engagement with FAP patient support groups in the US and Europe Complete a bioavailability study of eRapa compared with Rapamune® Initiate a Phase 1b/2a dose escalation and extension study of MTX240 in GIST
Develop and broaden our drug development pipeline	We negotiated the in-license of MTX240 from Otsuka during the latter half of 2025 and signed the Licensing and Collaboration Agreement in early February 2026 The US patent covering "oral rapamycin nanoparticle preparations and use" was issued in February	Appoint a contract manufacturer to manufacture clinical trial supplies for a Phase 1b/2a study of MTX240 in GIST and initiate a Phase 1b/2a study of MTX240 in GIST Initiate preclinical experiments to support additional potential, ideally orphan, indications for tolimidone Seek additional pre-IND and/or clinical-stage assets to acquire or in-license Expand further our patent portfolio to cover new inventions and divisionals to strengthen existing patent families
Secure long term, ideally non-dilutive financing for the Company	In May we announced our partner, Emtora Biosciences, had successfully secured an additional $3.0 million (bringing the total to $20.0 million) grant funding from the Cancer Prevention and Research Institute of Texas ("CPRIT") In December we announced a $10.0 million financing at $3.28 per ADS with two Series L warrants for each ADS	Secure licensees and/or co-development partners for eRapa in Europe and Japan Investigate other potential sources of long-term capital to support the Company's development programmes

INTRODUCTION continued

BUSINESS MODEL
Having successfully broadened our internal pipeline, our business model is to add value to our development programmes by advancing them through the clinic before seeking partners to complete late-stage studies and commercialise the products.

Development
Our intention is to build a balanced portfolio of clinical-stage development assets, ideally with a focus on gastrointestinal and oncology indications. eRapa was in-licensed in April 2024 and is undergoing a registrational Phase 3 trial in FAP together with an ongoing Phase 2 study in Non-muscle Invasive Bladder Cancer ("NMIBC"). MTX240 was in-licensed in February 2026 as Phase 1 ready for GIST. Tolimidone, which was in-licensed in December 2023, is in Phase 2a and is being developed initially for T1D.

Manufacturing
We do not intend to establish our own manufacturing capabilities. For clinical trial supplies we utilise GMP-certified contract manufacturers.

Commercialisation
Once proof-of-concept has been established, we intend to out-license our products to a partner who would complete the clinical development and subsequently market and sell them in the licensed territory. In addition to reimbursement of development costs, the partner would be expected to make milestone payments based on sales targets and royalty payments. Because the Phase 3 programme for eRapa in FAP is substantially funded by a grant from CPRIT and an escrowed company match, commercialisation of eRapa in FAP by the Company remains an option.

Our development pipeline now includes four projects, all which are at clinical stage, as follows:

	Indication	Preclinical	Phase 1	Phase 2	Phase 3
SPONSORED:					
MTX230 eRapa (rapamycin)	Familial Adenomatous Polyposis (FAP)	Orphan			
MTX230 (Molecular glue)	Gastrointestinal Stromal Tumors (GIST)	Orphan			
INVESTIGATOR INITIATED:					
MTX230 eRapa (rapamycin)	Non-muscle Invasive Bladder Cancer (NMIBC)				
MTX228 tolimidone (Lyn kinase activator)	Type 1 diabetes (T1D)				

CLINICAL-STAGE ASSETS
eRapa
eRapa is a proprietary oral capsule formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorgenesis[1]. Rapamycin is approved in the US for organ rejection in renal transplantation as Rapamune® (Pfizer). Through the use of nanotechnology and pH sensitive polymers, eRapa is designed to address the poor bioavailability, variable pharmacokinetics and toxicity generally associated with the currently available forms of rapamycin.

Familial Adenomatous Polyposis (FAP)
FAP is characterised as a proliferation of polyps in the colon and/or rectum, usually occurring in mid-teenage years. There is no approved therapeutic option for treating FAP patients, for whom active surveillance and surgical resection of the colon and/or rectum remain the standard of care. If untreated, FAP typically leads to cancer of the colon and/or rectum. There is a significant hereditary component to FAP with a reported incidence of one in 5,000 to 10,000 in the US[2] and one in 11,300 to 37,600 in Europe[3]. eRapa has received Orphan Designation in the US and Europe. Importantly, mTOR has been shown to be over-activated in FAP polyps, thereby underscoring the rationale for using a potent and safe mTOR inhibitor like eRapa to treat FAP. eRapa received FDA Fast Track designation in February 2025.

The results of the Phase 2 study were presented at two leading scientific conferences in the second quarter of 2024. Following a positive Type C meeting with the FDA, the protocol for a registrational Phase 3 trial was finalised. The Phase 3 trial, branded "Serenta", is a multi-centre, double-blind, placebo-controlled study in high risk patients diagnosed with FAP. The study plans to recruit 168 patients randomised 2:1 drug:placebo across 30 or more sites in the US and Europe, with a primary endpoint being time to a defined progression free survival event. Quality of life measures will also be captured. The study is expected to recruit over 18 months and is supported by a non-dilutive grant of $20.0 million from CPRIT.

Non-muscle Invasive Bladder Cancer (NMIBC)

NMIBC refers to tumours found in the tissue that lines the inner surface of the bladder. The most common treatment is transurethral resection of the bladder tumour followed by intravesical Bacillus Calmette-Guerin ("BCG") with chemotherapy depending upon assessment of risk of recurrence. NMIBC is the fourth most common cancer in men with an incidence of 10.1 per 100,000 in men and 2.5 per 100,000 in women[4]. An ongoing double-blind, placebo-controlled Phase 2 Investigator Initiated Trial ("IIT") in NMIBC is fully enrolled at 166 patients with primary endpoints of safety/tolerability and relapse free survival after 12 months of treatment. The Phase 2 study is supported by a $2.8 million non-dilutive grant from the National Cancer Institute, part of the National Institutes of Health.

MTX240

MTX240, discovered by Otsuka and originally coded OPB-171775, is a novel molecular glue we intend to develop initially for the treatment of GIST. MTX240's molecular glue activity brings together two intracellular proteins, PDE3A and SLFN12, specifically co-expressed by GIST cancer cells, into close proximity to form a stable complex. This interaction stabilises SLFN12, enabling it to drive RNase-mediated apoptosis in GIST cells through a mechanism independent of KIT or PDGFR signalling. GIST is mostly driven by activating mutations in the KIT or PDGFR receptor tyrosine kinase. Although tyrosine kinase inhibitors ("TKIs") such as imatinib, sunitinib, and regorafenib have significantly improved outcomes for GIST patients, resistance almost always develops through secondary KIT or PDGFR mutations or activation of alternative signalling pathways. This represents a substantial clinical challenge with limited therapeutic options for patients once they have cycled through the available TKIs. Molecular glue technology represents a novel approach that induces targeted protein interactions, offering a distinct mechanism of action to conventional tyrosine kinase inhibitors for GIST and by triggering cell death through an alternative MAP Kinase pathway. MTX240 is designed to overcome the resistance mechanisms that render TKI-resistant GISTs refractory to conventional TKIs.

Gastrointestinal Stromal Tumours (GIST)

GIST is a rare gastrointestinal malignancy with approximately 6,000 diagnosed patients annually in the US[5], with a significant unmet medical need for patients who develop TKI resistance. Approximately 10-15% of GIST patients are either primarily refractory, or develop secondary resistance to available TKIs whereupon options for these patients remain limited.

The global GIST market is valued at approximately $1.3 billion and is expected to grow at 6-10% annually through 2032[6], driven by rising incidence and emerging therapeutic options targeting treatment-resistant disease.

GIST qualifies for orphan drug designation in major regulatory jurisdictions, offering potential regulatory advantages and incentives to support drug development.

Tolimidone

Tolimidone was originally discovered by Pfizer Inc. ("Pfizer") and was developed through Phase 2 for the treatment of gastric ulcers. Pfizer undertook a broad pre-clinical programme to characterise the pharmacology, pharmacokinetics, metabolism and toxicology of tolimidone. Pfizer discontinued development of the drug due to lack of efficacy for that indication in Phase 2a. Tolimidone is a selective activator of the enzyme Lyn kinase which increases phosphorylation of insulin substrate -1, thereby amplifying the signalling cascade initiated by the binding of insulin to its receptor.

Type 1 Diabetes (T1D)

In T1D, the body's immune system attacks pancreatic beta cells such that they can no longer produce insulin which is required to regulate plasma glucose levels. The causes of T1D are not fully understood and there is currently no cure. Patients with T1D are dependent on daily administration of insulin (via injection or infusion).

We are developing tolimidone for the treatment of T1D. As a Lyn kinase activator, tolimidone has been shown in preclinical experiments to have a role in beta cell survival and proliferation. If replicated in clinical studies, tolimidone could have the potential to be disease modifying and change the treatment paradigm for T1D. T1D affects approximately 8.4 million people worldwide and there are approximately 500,000 new diagnoses per annum[7].

CHIEF EXECUTIVE'S REVIEW

Introduction
In 2025, our primary focus was the successful initiation of the Phase 3 Serenta trial of eRapa in FAP. Considerable effort was also expended on due diligence and negotiation of the Licensing and Collaboration Agreement for MTX240 which was signed in early February 2026.

R&D update
eRapa
We in-licensed eRapa, a proprietary formulation of rapamycin, from Rapamycin Holdings, Inc. d/b/a Emtora Biosciences, Inc. ("Emtora") in April 2024. We made considerable progress with our Phase 3 programme for eRapa in FAP during 2025 and achieved a number of important milestones as set out below.

In March 2025 we announced the appointment of Precision for Medicine, LLC ("Precision") as the CRO to manage the European component of our Phase 3 trial. With over 20 years of experience, Precision's reputation is founded on its high-calibre, therapeutically specialised staff, experienced scientists and physicians, advanced specialty laboratories, and problem-solving capabilities. Precision has conducted 333 clinical trials in rare diseases and employs over 700 team members in Europe across 11 locations.

Also in March 2025 we reported that we had a productive Type C meeting with the FDA which included a discussion of the statistical plan, the safety database and, most importantly, a composite endpoint for the Phase 3 Serenta trial. FDA representatives from both Gastroenterology and Oncology Divisions provided valuable input into the proposed programme, providing a clear path forward for finalisation of the protocol.

Following initiation of the first US clinical site in June 2025, the first US patient was enrolled in August 2025. In November 2025 we received approval from the EMA for our Clinical Trial Application for the Phase 3 trial and the first European patient was enrolled in December 2025. As of 16 March, there were 22 active clinical sites and 37 patients enrolled in the Serenta study.

Other milestones achieved in 2025 included the receipt of Fast Track designation from FDA and Orphan Drug Designation from the EMA.

The Phase 3 study is expected to take approximately 18 months to recruit all 168 patients and database lock will occur after 75 events which is expected to be in the second half of 2029.

An ongoing double-blind, placebo-controlled Phase 2 IIT of eRapa in NMIBC has enrolled all 166 patients and is expected to read out in the third quarter of 2026.

MTX240
In February 2026 we announced that we had entered into a License and Collaboration Agreement with Otsuka for MTX240. Under the terms of the license agreement we have exclusive rights to develop and commercialise MTX240 globally with the exception of Japan where Otsuka retains its rights. The agreement included a modest upfront fee and provides for one additional development milestone and low double-digit approval milestones. In addition, tiered royalties in the mid-single digit range are payable on net sales of MTX240.

As a molecular glue, MTX240 has a unique mechanism of action compared with tyrosine kinase inhibitors, the current standard of care for GIST, all of which can eventually lose efficacy through continued mutation. MTX240's novel mechanism may provide clinical benefit for a significant proportion of GIST patients, not only those who have developed resistance to TKIs. In patient derived xenograft (PDX) models, MTX240 has shown dose-dependent anti-tumour efficacy in imatinib and sunitinib resistant models irrespective of KIT mutation status.

MTX240 benefits from composition of matter patents in the US, Europe, Japan and various other countries extending through 2037 excluding any patent term extension.

Our first step is to manufacture clinical trial supplies of MTX240 and then initiate an open-label Phase 1b/2a study by year-end. The study is expected to be in two parts: a standard dose escalation part to determine a maximum tolerated dose followed by an extension part. The extension part is likely to enrol patients with TKI-resistant GIST. By focusing on this high-need population, we are aiming to rapidly validate MTX240's potential to treat patients who do not, or no longer, respond to the current standard of care.

Tolimidone
In December 2023 we secured the global rights to develop and commercialise tolimidone. The product is supported by very substantial preclinical data, has been exposed to more than 700 patients and has demonstrated compelling preclinical data to support our chosen indication of T1D. As a first step in the planned continued clinical development of tolimidone, we initiated a Phase 2a dose confirmation IIT at the University of Alberta Diabetes Institute with the first patient enrolled in June 2025. The Phase 2a study is open-label and is expected to enrol approximately 15 patients with T1D treated with tolimidone for three months with endpoints of change in C-peptide levels, HbA1c and number of hyperglycaemic events.

MTX110
Due to resource constraints, the MTX110 rare/orphan brain cancer programmes were not funded in 2025 and, accordingly, have been removed from our development pipeline.

Financings

Promissory Note

In December 2024 we issued an unsecured promissory note to C/M Capital Master Fund LP in the principal amount of $600,000 with a 10% original issue discount. The Note was an unsecured obligation with interest of 5% pa. and was fully repaid in December 2025.

Equity Line of Credit (ELOC)

In January 2025, we entered into a three-year $35.0 million ELOC with C/M Capital Master Fund, LP. During calendar 2025 we used the ELOC to raise approximately $8.9 million in gross proceeds.

CPRIT grant

In May 2025 we announced CPRIT had awarded an additional grant of $3.0 million, bringing the total to $20.0 million, to support the Phase 3 programme of eRapa in FAP. Receipt of funds is conditional upon a 1:1 company match.

Registered Offering

In December 2025 we closed a registered offering of ADSs and pre-funded warrants at $3.28 per ADS to raise gross proceeds of $10.0 million. We also issued 6.10 million Series L warrants exercisable at $3.28 over five years.

Further details of financings are included in the Financial Review.

Outlook

Our primary focus for 2026 will be two-fold: first, continued acceleration of enrolment of patients in our registrational Phase 3 Serenta trial in the US and Europe and by adding additional countries and sites and second, manufacture of clinical supplies and initiation of a Phase 1b/2a study of MTX240 in GIST.

As has been the case for the past few years, financing for small- and micro-cap biotech companies remains challenging. The $10.0 million registered offering in December 2025 extends our runway into 3Q26 and the $35.0 million ELOC we put in place in February 2025 provides a potential backstop source of capital.

1   Tian et al., mTOR Signaling in Cancer and mTOR Inhibitors in Solid Tumor Targeting Therapy, Int J Mol Sci. 2019 Feb; 20(3): 755.
2   www.rarediseases.org.
3   www.orpha.net.
4   Cassell et al., World J Oncol. 2019 Jun; 10(3): 123–131.
5   Zhu, H., et al. (2023). Update of epidemiology, survival and initial treatment in gastrointestinal stromal tumor: A population-based analysis. BMJ Open, 13(7), e072945. https://doi.org/10.1136/bmjopen-2023-072945.
6   DataBridge Market Research. (2023). Gastrointestinal stromal tumor market size, trends and forecasts (2024-2032). Retrieved from https://www.databridgemarketresearch.com/reports/global-gastrointestinal-stromal-tumor-market.
7   Medicina Apr 2023.

FINANCIAL REVIEW

Introduction

Biodexa Pharmaceuticals PLC was incorporated as a company on 12 September 2014 and is domiciled in England and Wales.

Financial analysis
Key performance indicators

	2025	2024	Change
R&D expenditure	£3.96m	£5.44m	(27.2)%
R&D as % of operating costs	45%	59%	n/a
Net cash inflow/(outflow) for the year	£6.87m	(£4.30m)	n/m

Revenue

Revenue for both periods was £Nil. The last of the Company's R&D collaborations concluded in September 2023.

Research and development expenditure

R&D costs analysed by development project indication were as follows:

Year ended 31 December	2025 £'000	2024 £'000
MTX230 eRapa		
Familial Adenomatous Polyposis (net of grant)	1,338	1,627
Non-muscle Invasive Bladder Cancer	154	284
Total eRapa	1,492	1,911
MTX228 Tolimidone		
Type 1 Diabetes	383	1,093
Total tolimidone	383	1,093
MTX110 (panobinostat)		
Diffuse Midline Glioma	–	(6)
Recurrent Glioblastoma	36	635
Medulloblastoma	–	–
Total MTX110 (panobinostat)	36	629
Other preclinical	–	102
R&D overheads	2,050	1,702
Net cash inflow/(outflow) for the year	3,961	5,437

MTX230 eRapa Familial Adenomatous Polyposis costs are shown above net of grant income. This is analysed as follows:

Year ended 31 December	2025 £'000	2024 £'000
Grant income	(4,458)	(1,215)
Gross costs	5,796	2,842
Net charge to income statement	1,338	1,627
% costs allocated against CPRIT grant	77%	43%

Research and development costs were £3.96 million, a reduction of £1.48 million, or 27% on 2024 (2024: £5.44 million). The percentage of R&D costs as a percentage of operating costs reduced to 45% from 59% in the prior year. The reduction in R&D costs in 2025 predominately reflects a reduction in spending of £0.71 million on pre-clinical studies and manufacturing costs on MTX228, £0.60 million on the MTX110 MAGIC-G1 study in rGBM and £0.44 million on MTX230 eRapa (net of CPRIT grant income). The percentage of MTX230 (eRapa) costs that were able to be offset against grant funding during the period was 77% compared to 43% in 2024. We anticipate that over the life of the grant this will be 67%.

Administrative costs

Administrative costs in the year increased by £1.04 million to £4.84 million (2024: £3.79 million), an increase of 27%. The increase in administrative costs in the year is driven by foreign exchange movement of £0.44 million, an increase in professional fees of £0.73 million offset by a reduction in share-based payments of £0.10 million.

In 2025 the Company expensed £1.72 million on legal and professional fees in connection with the successful financing transaction in December, the acquisition of the Otsuka licence completed in 2026 and aborted acquisitions, and £0.37 million non-cash upfront commitment fee for the ELOC, this compares to £0.88 million spent in 2024 on similar transactions.

Staff costs

During the year, the average number of staff decreased to 11 (2024: 13). Total staff cost increased 1% to £2.17 million (2024: £2.15 million), driven by the increase in wages and salaries of £0.14 million.

Finance income and expense

Finance income in 2025 and 2024 included gains in respect of an equity settled derivative financial liability of £2.30 million (2024: £3.22 million). The gains arose as a result of the fall in the Biodexa share price. In addition, the Company earned interest on cash deposits.

Finance expense in 2024 and 2025 related to lease liabilities, discounted interest on deferred consideration and interest on the promissory note issued in December 2024.

Taxation

During 2025 and 2024 we recognised UK research and development tax credits of £0.11 million and £0.25 million in respect of R&D expenditure incurred.

Capital expenditure

Purchase of tangible fixed assets in 2025 was £2,000 (2024: £0.01 million) and related to the purchase of IT equipment. During the year the Company took the decision to de-commission its laboratory in Cardiff and disposed of the majority of its equipment. This is in line with the Company strategy as set out above.

Cash flow

Net cash outflow from operating activities in 2025 was £5.59 million (2024: outflow £12.26 million) driven by a net loss of £6.38 million (2024: loss £5.73 million) and after positive movements in working capital of £1.72 million (2024: negative £3.74 million), taxes received of £0.71 million (2024: £0.13 million), and other net negative adjustments for non-cash items totalling £1.63 million (2024: negative £2.93 million).

Investing activities outflow in 2025 of £0.58 million (2024: outflow of £0.60 million) included purchases of property, plant and equipment of £2,000 (2024: £0.01 million) and payment of deferred consideration on the eRapa licence of £0.69 million (2024: £0.77 million). These cash outflows are offset by interest income from bank deposits of £0.09 million (2024: £0.18 million).

Financing activities inflow in 2025 of £13.04 million (2024: inflow of £8.56 million) was driven by receipts from share issues of £13.75 million (2024: £8.31 million) from use of the ELOC agreement, proceeds from the warrant inducement in May 2025 and proceeds from the registered offering in December 2025. This is offset by loan repayments (including interest) of £0.46 million and payments on lease liabilities of £0.25 million (2024: £0.19 million).

As a result of the foregoing, net cash inflow for the year was £6.87 million (2024: outflow of £4.30 million).

Change in ADS ratio and nominal value of ordinary shares

On 31 July 2025 the Company effected a change in the ratio of the Company's Ordinary Shares from each ADS representing 10,000 Ordinary Shares to each ADS representing 100,000 Ordinary Shares.

At a General Meeting on 11 June 2025, shareholders approved the subdivision and redesignation of the Company's Issued Ordinary Shares of £0.00005 each into one Ordinary Share of £0.000001 each and 49 'D' Deferred Shares of £0.000001 each. The 'D' Deferred Shares have limited rights and are effectively valueless.

On 18 March 2026 the Company announced a change in the ratio of the Company's Ordinary Shares from each ADS representing 100,000 Ordinary Shares to each ADS representing 500,000 Ordinary Shares.

Further details are disclosed within the Chairman's Introduction to Corporate Governance on page 16.

FINANCIAL REVIEW continued

Financings

Equity Line of Credit ("ELOC")

In January 2025, we entered into a securities purchase agreement, or equity line of credit ("ELOC"), with the newly formed C/M Capital Master Fund, LP ("CM"). Under the terms of the ELOC, we have the right, but not the obligation, to sell to C/M from time to time up to $35 million of newly issued ADSs over a 36-month period, unless the ELOC is terminated. As consideration for the execution and delivery of the ELOC, we agreed to pay a commitment fee ("Commitment Fee") of $875,000 in cash, of which (i) $612,500 was to be paid to C/M on signing the ELOC and (ii) the balance was to be paid pro rata, simultaneously with the delivery of any ADSs sold under the ELOC. We had the right to issue ADSs representing the value of the applicable portion of the Commitment Fee. We paid the initial Commitment Fee of $612,500 through the issuance of 140,080 Depositary Shares to the Purchaser.

We may direct C/M to purchase a specified number of ADSs not to exceed $2.5 million on any given day, at a price based on a formula, typically 95% of the closing price on the prior day. As of 31 December 2025, the Company had raised gross proceeds of $8.92 million from the ELOC.

Warrant inducement

In May 2025 we entered into letter agreements with certain holders of outstanding Series E, Series H, Series J and Series K warrants to reduce the exercise price of such warrants to $0.31 per share. The holders exercised an aggregate of 200,433 warrants representing the same number of ADSs. We received gross proceeds of approximately $62,000, before offering expenses. The Company did not issue new warrants to replace the exercised warrants and did not engage a placement agent to facilitate the transaction.

Registered Offering

In December 2025 we closed a Registered Offering with institutional investors for the sale of (i) an aggregate of 157,000 ADSs and (ii) an aggregate of 2,891,781 pre-funded warrants exercisable for Depositary Shares at a price per Depositary Share of $3.28 and a price per pre-funded warrant of $3.2799. The pre-funded warrants were exercisable immediately. In addition, we also issued and sold to investors Series L Warrants for 6,097,562 Depositary Shares at an exercise price of $3.28 per Depositary Share. The Series L Warrants are exercisable immediately and expire five years from the date of issuance. We received gross proceeds of $10 million before deducting placement agent's fees and related offering expenses.

Promissory Note

The promissory note issued in December 2024 for $600,000 was fully repaid during the year.

CPRIT grant

In May 2025 we announced that our collaboration partner, Emtora, had been awarded an additional grant of $3.0 million from CPRIT. The award brought the total grant awarded by CPRIT to support the registrational Phase 3 programme of eRapa in FAP to $20.0 million. Access to the $3.0 million is conditional on the Company providing a 1:1 match of $3.0 million.

Going Concern – material uncertainty

The Group and Company has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the year ended 31 December 2025, the Group incurred a consolidated loss for the year of £6.38 million and negative cash flows from operations of £5.59 million. As of 31 December 2025, the Group had an accumulated deficit of £155.81 million.

The Group's future viability is dependent on its ability to raise cash from financing activities to finance its development plans until milestones and/or royalties can be secured from partnering the Company's assets. The Group's failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Directors believe there are adequate options and time available to secure additional financing for the Company and after considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements. The Group's consolidated financial statements have therefore been presented on a going concern basis, which contemplates the realisation of assets and the satisfaction of liabilities in the normal course of business.

As at 31 December 2025, the Group had cash and cash equivalents of £8.53 million. The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required in Q3 2026 assuming, inter alia, that certain development programmes and other operating activities continue as currently planned. Pursuant to its $35 million Equity Line of Credit, or ELOC, as described above, the Company may direct C/M to purchase ADSs (subject to certain limitations) and receive proceeds in accordance with a formula price. There is no guarantee that the Company will be able to use the ELOC or raise from other financing to the extent necessary to finance the Company's operations. As at 31 December 2025 $26.08 million remains undrawn from the ELOC.

In the Directors' opinion, the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by Biodexa are likely to be dilutive. The Directors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any alternative courses of action to finance the Company would be successful.

This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and Parent Company's ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would be stated at net realisable value and all liabilities would be accelerated to current liabilities.

Environmental matters, community, human rights issues and employees

As at 31 December 2025 the Group had 11 employees, of whom four were routinely based at its offices in Cardiff. Accordingly, the Company believes it has a relatively modest environmental impact. A number of policies and procedures governing expectations of ethical standards and the treatment of employees and other stakeholders are set out in the Company's Employee Handbook. The Company has also established an anti-slavery policy pursuant to the Modern Slavery Act 2015.

The Company strives to be an equal opportunity employer, irrespective of race or gender. At 31 December 2025, the number of male/female employees was 36%/64%, the number of male/female senior managers was 57%/43% and the number of male/female Directors was 80%/20%.

Annual greenhouse gas emissions

We measure our environmental performance by reporting our carbon footprint in terms of tonnes of CO_2 equivalent. We report separately on our indirect emissions from consumption of electricity (Scope 2) and emissions consisting of employee travel in cars on Group business estimated on the basis of miles travelled (Scope 3). The Group has elected to monitor and report its energy efficiency using tonnes of CO_2 per employee as an intensity ratio.

Methodology

In calculating the reported energy usage and equivalent greenhouse gas emissions, the Group has referred to the HM Government Environment Reporting Guidelines and the GHG Reporting Protocol. A location-based allocation methodology was used to calculate electricity usage.

Tonnes CO_2e	2025	2024
Scope 2	10	17
Scope 3	1	3
Total	**12**	20
Intensity ratio (tonnes of CO_2 per employee)	**1.1**	0.9

The Group's electricity costs for 2025 were approximately £16,000 (2024: £25,000). The kWh usage in the year was 54,380 (2024: 81,933). The Group has no immediate plans to improve energy efficiency.

STAKEHOLDER ENGAGEMENT

While the Company is no longer listed on AIM it is no longer required to adopt the QCA Code. The Directors have however determined the Company should continue to abide by the principles embodied in the QCA Code. In accordance with the QCA Code, as well as what is most likely to promote the success of the Group in the long term, the Board considers the interests of the Group's stakeholders in its decision making and understands the importance of taking into account their views and considers the impact of the Group's activities on the community, environment and its reputation.

Section 172 of the Companies Act 2006 statement	Our stakeholders	Material topics
Each Director of the Company is required to act in a way he/she considers, in good faith, would most likely promote the success of the Company for the benefit of its members as a whole. In this way, Section 172 requires a Director to have regard, amongst other matters, to the: – likely consequences of any decision in the long term; – interests of the Company's employees; – need to foster the Company's business relationships with suppliers, customers and others; – impact of the Company's operations on the community and the environment; – desirability of the Company maintaining a reputation for high standards of business conduct; and – need to act fairly as between members of the Company. In discharging its Section 172 responsibilities the Board has considered the factors set out above and the views of key stakeholders. The Board acknowledges that some decisions will not necessarily result in a positive outcome for all stakeholders. However, by considering the Company's purpose, mission, values and commitment to responsible business together with its strategic priorities and having a process in place for decision making, the Board aims to ensure that its decisions are in the best interests of the business, taken as a whole.	**Collaboration partners** We engage with, and rely on, collaboration with commercial partners, vendors and licensors to diligently progress our R&D programmes.	– Setting and management of expectations – Project management – Effective communication – Financial stability
	Employees We have a committed team of skilled employees based both at our facilities in Cardiff and remotely. We seek to maintain an environment which fosters innovation and allows our employees to thrive.	– Opportunities for career development – Freedom to experiment and innovate – Ownership of projects – Rewards and incentives – Company financial performance
	Shareholders Listed on NASDAQ, we recognise the importance of our shareholders as providers of capital and feedback on strategy and governance.	– Operational and financial performance – Business strategy and model – Allocation of resources – Working capital
	Regulators We work in a highly regulated industry. Interactions with regulators on compliance and guidance on our clinical programmes is key to our success.	– Compliance with regulations – Transparency – Quality Assurance processes and procedures – Integrity of data – Advice on clinical development

How we engage	2025 examples
We seek to align our expectations of collaboration partners through discrete work packages with well-defined deliverables. We schedule regular meetings with our partners to appraise them of progress and resolve issues.	On a quarterly basis during the year, a Joint Development Committee, including representation from Melior, licensor of tolimidone, has met to oversee progress and future development. We have established a Joint Development Committee with representatives of Emtora, licensor of eRapa, to review progress and resolve issues as they arise. We generally engage with vendors through mutually agreed Master Services Agreements which define, inter alia, mutual expectations and quality standards. These MSAs are supplemented by Work Orders which specify deliverables and timings for discrete work packages.
Alongside intellectual property, our employees are the Group's key asset. We engage with our employees through regular project team meetings. We also hold plenary "all hands" meetings for employees on an ad hoc basis. We have a formal annual appraisal process which facilitates two-way feedback for our employees and their line managers.	We hold weekly meetings with sub-groups of employees or project team meetings to encourage innovation, sharing of ideas and knowledge. These meetings are usually at a technical level. In addition, from time-to-time we hold "all-hands" meetings which include corporate updates, sharing of success stories and dissemination of corporate goals for the upcoming period. Staff members are encouraged to surface issues and raise questions of management at these meetings and generally appreciate the engagement.
We strive to keep our shareholders informed through regulated contact. We offer conference calls or webinars from time to time to coincide with important clinical data and with interim and year end results. We report important events through press releases and 6-Ks, some of which are supplemented with webinars.	The Board considered the views of shareholders in the context of the in-licensing of MTX240 from Otsuka. Specifically, the Board considered the impact on cash runway from the payment of the upfront milestone payment together with the impact on resources and cash requirements to advance the programme into the clinic.
We maintain a Quality Management System including a comprehensive suite of Standard Operating Procedures designed to ensure compliance with Good Clinical Practice. We seek the advice of the FDA and EMA in designing clinical trials conducted in the US and Europe, respectively.	We have established Scientific Advisory Boards, comprising Key Opinion Leaders, to advise the Company on its primary development programmes.

RISK MANAGEMENT

Identification, assessment and mitigation of risk is a key function of the Board
The Group has formal procedures to monitor and manage risk. The risks are classified into two categories: scientific and financial. The risks outlined below are presented in order of their relative significance.

Principal risks and uncertainties
The Directors consider the principal risks facing the business to be as follows:

Regulation
Biodexa operates in a highly regulated sector.

Government authorities in the United Kingdom, United States and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, distribution, sale, marketing, post-approval monitoring and reporting of pharmaceutical products. The processes for obtaining regulatory approvals, along with subsequent compliance with applicable statutes and regulations require the expenditure of substantial time and financial resources.

The Company's strategy is to advance its clinical-stage assets through the clinic, generating proof-of-concept clinical data. As an exception, the $20.0 million of grant funding from CPRIT has enabled the Company to advance eRapa into a pivotal Phase 3 trial.

In most cases, the successful development, manufacture and commercialisation of its products will be dependent upon the expertise and compliance of its licensee partners with regulations. These include current Good Clinical Practice ("GCP") and current Good Manufacturing Practice ("GMP").

The Company no longer operates a laboratory and therefore management and disposal of potentially hazardous waste is no longer a consideration.

Competition and technological advances
With regard to eRapa, MTX240 and tolimidone, the Group's clinical-stage assets, there are a number of companies researching potential solutions for FAP, GIST and T1D. Some of our competitors' programmes are more clinically advanced than Biodexa's product candidates and have access to greater resources than Biodexa.

Commercial success of Biodexa's portfolio of development product candidates depends in part on the market's acceptance of these products and technologies. There can be no guarantee that this acceptance will be forthcoming or that Biodexa's technologies will succeed as an alternative to competing products. Furthermore, demand for Biodexa's products may decrease if competitor products are introduced with perceived advantages over Biodexa's product candidates.

The speed and nature of technological change means that medicinal science is always evolving and new competition and alternatives are always a possibility. The Group relies on a combination of product development expertise, intellectual property and, in certain cases, market exclusivity conferred by orphan drug designation to compete effectively.

Clinical development and regulatory risk
There can be no guarantee that any of the Group's products will obtain or maintain the necessary regulatory approvals in any or all of the territories in respect of which applications for such approvals are made. Where regulatory approvals are obtained, there can be no guarantee that the conditions attached to such approvals will not be considered too onerous by the Group or its distribution partners in order to be able to market its products effectively. The Group seeks to reduce this risk by developing products using safe, well-characterised active compounds, by seeking advice from regulatory advisers, consulting with regulatory approval bodies and by working with experienced partners.

Financial risk management objectives and policies

The Group is exposed to a variety of financial risks which result from both its operating and investing activities. The Board is responsible for coordinating the Group's risk management and focuses on actively securing the Group's short to medium term cash flows.

Funding risk

The Group continues to incur substantial operating expenses. Numerous fundraises have allowed the Group to advance the development pipeline products towards future value inflection points. However, until the Group generates positive net cash inflows from the out-licence or commercialisation of its development products it is expected to have to seek additional funding, whether through the injection of further equity capital from share issues, grants or debt finance. The Group may not be able to generate positive net cash inflows in the future or be able to attract such additional funding as may be required, either at all, or on suitable terms. In such circumstances the development programmes may be delayed or cancelled and business operations cut back.

The Group seeks to reduce this risk by keeping a tight control on expenditure, avoiding long-term supplier contracts (other than for clinical trials), prioritising development spend on products closest to potential revenue generation, obtaining government grants (where possible), maintaining a focused portfolio of products under development and by keeping shareholders informed of progress.

Finance risk

The Group enters into very few transactions involving significant complexity, potential material financial exposure or atypical risk. The Group does not actively engage in the trading of financial assets and has no financial derivatives other than equity settled derivative financial liabilities as set out in note 19. The Group currently has no customers and therefore is not exposed to credit risk. The Group does retain some cash balances in US Dollars from its US Dollar denominated equity raises to reduce the foreign exchange exposure on US$ denominated suppliers related to its NASDAQ listing and US based clinical studies. To the extent other assets and/or consumables are purchased in foreign currencies, the requisite currency is purchased immediately upon invoice. The Group considers the major finance risk to be funding risk as described above.

Political landscape and external risk

From a regulatory perspective, a basic requirement of EU law relating to the grant of a marketing authorisation for a medicinal product in the EU is that the applicant is established in the EU. The scope of a marketing authorisation for a medicinal product granted by the European Commission pursuant to the centralised procedure might not, in the future, include the UK. In these circumstances, an authorisation granted by competent UK authorities would be required to place medicinal products on the UK market.

The Group operates in a highly regulated and globally interconnected environment and is therefore exposed to risks arising from changes in the political landscape, geopolitical instability and broader external factors. Developments in the United Kingdom, the European Union and other key markets, including changes in government policy, regulatory frameworks, trade agreements and healthcare legislation, may affect the Group's operations, financial condition and future prospects.

Geopolitical events, including armed conflicts, sanctions, trade restrictions, and shifts in international relations, as well as global economic uncertainty, inflationary pressures and disruptions to financial markets, may adversely impact the Group. Such events have the potential to disrupt supply chains, limit access to key resources, delay or impede clinical trials, and reduce the availability of capital or increase its cost.

This Strategic Report was approved by the Board on 27 March 2026 and signed on its behalf.

Stephen Stamp
Chief Executive Officer

BOARD OF DIRECTORS

We seek to combine complementary skills and backgrounds but with experience of small cap biotech/pharma.
As at 31 December 2025, the Board consisted of one Executive Director and four Non-executive Directors. On 5 January 2026, Fiona Powell (née Fiona Sharp) was appointed to the Board as Chief Financial Officer and Company Secretary. Biographies of the current Directors are set out below.

The Directors believe that the combined functional and industry expertise of Board members provides Biodexa Pharmaceuticals PLC with a strong platform to lead the business.

Executive
Stephen Stamp
Chief Executive Officer, Chief Financial Officer (64)

Mr Stamp is an experienced public company CFO and has held senior positions in a number of healthcare companies in the UK and the US including CFO of Shire plc, Chief Operating Officer of Xanodyne Pharmaceuticals Inc., CFO of Assurex Health, Inc. and CFO and latterly CEO, of Ergomed plc. He has also been CFO of Regus plc (now IWG plc) and EZCORP Inc. Mr Stamp also has considerable M&A experience, having worked for Lazard in London.

He is a Chartered Accountant and qualified with KPMG and has a BA (Economics) from the University of Manchester.

Fiona Powell (née Fiona Sharp)
Chief Financial Officer and Company Secretary (57)

Ms Sharp served as Group Financial Controller of the Company since December 2019 and a member of our Board of Directors from 5 January 2026. Prior to that, she served as Assistant Director of Finance for Hywell DDA University Health Board from October 2018 to July 2019. From 1995 to June 2018, Ms Sharp held various financial leadership roles with Chime Communications Limited, a London-based international communications and sports marketing group, including Group Tax Consultant and Group Finance Director. Ms Sharp is a Fellow of the Chartered Association of Certified Accountants.

Non-executive
Stephen Parker
Non-executive Chairman (67)

Dr Parker has over 35 years' experience in leadership roles both in the healthcare industry and in advisory roles. Currently, he is Executive Chairman of Sareum Holdings plc (AIM: SAR) and Non-Executive Chairman of Drishti Discoveries Ltd. He is also an Executive Director of sp2 Consulting Limited and sp2 Asset Management Limited. Previously, Dr Parker held a number of executive and board positions at various public and private biotech companies and senior roles at leading investment banks. Dr Parker has an MBA from City University and a D.Phil. in biochemistry from Oxford University.

Sijmen de Vries
Non-executive Director (66)

Dr de Vries has extensive senior level experience in both the pharmaceutical and biotechnology industry. From November 2008 until March 2025, Dr de Vries served as the Chief Executive Officer of Pharming Group NV (Euronext: PHARM). He was previously CEO of both Switzerland-based 4-Antibody and Morphochem AG, and prior to this he worked at Novartis Pharma, Novartis Ophthalmics and at SmithKline Beecham Pharmaceuticals Plc, where he held senior business and commercial positions. Dr de Vries holds an MD degree from the University of Amsterdam and an MBA in General Management from Ashridge Management College (UK).

Ann Merchant
Non-executive Director (61)

Ms Merchant served as Vice President for MorphoSys AG from 2018 until April 2025, most recently as Head of Global Supply Chain and External Operations. Prior to joining MorphoSys, from September 2011 to August 2018, Ms Merchant served as the President of Schreiner Medipharm. Between 1994 and 2011, Ms Merchant held various roles at Amgen in Europe and the US, including Vice President, Head of International Supply Chain and Site Head between 2007 and 2011. Ms Merchant is also a Non-Executive Director of Alvotech S.A (NASDAQ: ALVO), a biosimilars company. Ms Merchant is a US citizen and holds a Bachelor of Science in Languages from Georgetown University and an MBA from the Henley Business School.

Simon Turton
Senior Independent Non-executive Director (58)

Dr Turton previously headed Warburg Pincus' healthcare investing activities in Europe and was a Principal at Index Ventures in Geneva. He has over 10 years of experience investing in biopharma companies following a ten-year career in the international pharmaceutical industry incorporating roles in research, business development and general management. Dr Turton has an MBA from INSEAD and a Ph.D in Pharmacy from the University of London. He has been a board director of private and public biomedical companies: Archimedes Pharma, Eurand, ProStrakan and Tornier. Dr Turton was Chairman of Q Chip prior to its acquisition by the Group. He is currently CEO of Gensmile, a dental corporate building a group of dental clinics in the UK and Ireland.

LEADERSHIP TEAM

Experienced team, focused on execution.
Biodexa operates a flat organisation structure with short lines of communication for rapid problem solving and execution. The multi-disciplinary leadership team is drawn from diverse backgrounds and diversity of thought is encouraged and rewarded.

Dr Gary Shangold
Chief Medical Officer

Gary Shangold MD is a board-certified Obstetrician/Gynecologist and Reproductive Endocrinologist who is newly-appointed as Chief Medical Officer for Biodexa Pharmaceuticals PLC. His career in the pharmaceutical industry spans more than 30 years, including senior positions in Clinical Research, Product Development, Regulatory Affairs, and general management. He has played key roles in the development and/or registration of more than ten approved products, including having led the team at Johnson & Johnson which developed the world's first transdermal contraceptive patch. Before joining the pharma industry, Dr Shangold spent a decade in academia, on the faculty of The University of Chicago Pritzker School of Medicine, and then later at the Massachusetts General Hospital and the Harvard School of Medicine. He has previously served as President of the American Academy of Pharmaceutical Physicians, and as Chair of the Association of Clinical Research Professionals, a 14,000-member nonprofit dedicated to excellence and professionalism in clinical research globally.

Noreen Bhatti
Vice President, Clinical Operations

Noreen brings over 27 years' global clinical development experience covering all phases in a broad range of therapeutic areas in both the Pharmaceutical and CRO industries. Prior to joining Biodexa Pharmaceuticals, she successfully led an oncology registrational phase 3 study to completion delivering positive results that supported a regulatory submission. She has also held senior management positions in various CROs supporting clients to develop and execute strategic clinical programmes. Noreen studied Biomedical Sciences and holds a PMP qualification.

Steve Ellul
Chief Business Officer

Steve has over 30 years in commercially focused roles across multiple sectors of the pharmaceutical industry. Before joining Biodexa Steve led commercial teams at drug delivery organisations including Eurand and Bespak and held senior commercial roles at Theravance Biopharma, Shire and Elan. Steve studied Chemistry at the University of Wales in Cardiff.

Jim Kostka
Vice President, Head of US Clinical Operations

Jim brings approximately 30 years of global clinical development experience covering all phases in the oncologic and rare disease space in both the Pharmaceutical/Biotech and CRO industries. Prior to joining Biodexa Pharmaceuticals, Jim served as the SVP Clinical Operations at SystImmune where he led the operational strategy of SystImmune's ADC portfolio. Jim has been involved in all facets of global clinical research and development including clinical and regulatory development strategies including multiple NDA submissions which led to successful drug approvals. Jim holds Bachelor and Master's degrees in Biomedical Sciences.

Daniel Palmer PhD
Vice President, Technology

Dan has 17 years' experience in the biotech sector with particular focus on drug delivery and nanotechnologies for oncology. He has managed interdisciplinary R&D programmes across biology, chemistry and engineering. As well as leading Biodexa Pharma's exploratory oncology R&D, Dan is responsible for management of Biodexa Pharma's intellectual property portfolio. Dan holds a PhD in Chemistry, an MBA from Imperial College Business School and is a Fellow of the Royal Society of Chemistry.

CHAIRMAN'S INTRODUCTION TO CORPORATE GOVERNANCE

I am pleased to present the Company's Corporate Governance Report for the year ended 31 December 2025.

This last year was a year of significant milestones for Biodexa. Having in-licensed eRapa in 2024, the Board's main priority for 2025 was to obtain the requisite regulatory approvals and initiate a registrational Phase 3 trial of eRapa in FAP. I'm pleased to report that, following a successful Type C meeting with FDA, the Phase 3 protocol was finalised and we were able to recruit our first US patient in August 2025. In November 2025 we received approval of our Clinical Trial Application from EMA and recruited our first European patient into the Phase 3 trial in the following month. In the meantime, we negotiated the in-license of MTX240 from Otsuka which was ultimately signed in February 2026 and accomplished two financings. The first financing was a $35.0 million ELOC and the second a $10.0 million registered offering.

Despite a succession of positive news flow throughout the year, our ADS price again fell below $1.00 mid-year and we had to effect a change in the ratio of our Ordinary Shares to ADS from 1:10,000 to 1:100,000.

As the Board of a NASDAQ listed company we are committed to ensuring the Biodexa Group is managed in accordance with best practice and, through its Committees, the Board plays a key role in providing the necessary framework, challenge and support to the business and the executives by ensuring that a culture of good governance exists throughout the Biodexa Group.

As Chairman, my role is to ensure that the Board operates in an open and transparent environment, allowing the Non-executive Directors an opportunity to critically assess, challenge and support the CEO and senior management team.

QCA Code
While the Company is no longer required to comply with the QCA code as the Company is no longer listed on AIM, the Company has voluntarily continued to comply, where applicable, through the reporting period. The QCA Code is a practical, outcome-oriented approach to corporate governance that is tailored for small and mid-size quoted companies in the UK. The Board views this as an appropriate corporate governance framework for Biodexa Pharmaceuticals PLC and consideration has been given to the ten principles set out in the QCA Code.

Board of Directors
The Board's role is to establish the vision and strategy for the Biodexa Group and is responsible for the long-term success of the Company. The Board is responsible to the Company's shareholders with its main objective being to increase the sustainable value of assets and long-term viability of the Company. The Board reviews business opportunities and determines the risks and control framework. It also makes decisions on budgets, strategy and major capital expenditure. The day-to-day management of the business is delegated to the CEO and senior management team. The Board of Directors decided to promote Fiona Sharp to CFO and elect her to the Board of Directors with effect from 5 January 2026.

As at 31 December 2025 the Board comprised five Directors, four of whom were Non-executive Directors and the CEO, the only Executive Director.

In line with most NASDAQ listed companies and to further align Non-executive Directors with shareholders, Non-executive Directors may be granted options over Ordinary Shares in the Company.

The Group regards all the Non-executive Directors as independent.

Relationship with NASDAQ
The Company's shares are listed on the NASDAQ market in the form of American Depositary Shares (ADSs). The Company's status as a Foreign Private Issuer means that we are permitted to follow England and Wales corporate law and the Companies Act 2006 with regard to certain aspects of corporate governance; such practices differ in significant respects from the corporate governance requirements applicable to US companies on NASDAQ.

Board and Committee meetings
The Board and its Committees meet regularly to consider strategy, performance and the framework of internal controls. To enable the Board and/or its Committees to discharge its duties, all Directors receive appropriate and timely information. Briefing papers are distributed to all Directors in advance of Board meetings. The Company has established audit, remuneration, and nomination committees of the Board with formally delegated duties and responsibilities.

The Audit Committee

The Audit Committee assists the Board in discharging its responsibilities with regard to financial reporting, the external audit and internal controls. This includes reviewing and monitoring the integrity of the Group's annual and interim financial statements, advising on the appointment of external auditors, reviewing and monitoring the extent of any non-audit work undertaken by external auditors, overseeing the Group's relationship with its external auditors, reviewing the effectiveness of the external audit process and reviewing the effectiveness of the Group's internal control review function. The ultimate responsibility for reviewing and approving the annual report and accounts and the half-yearly reports remains with the Board.

The Audit Committee is chaired by Simon Turton who is considered to have relevant financial experience, and during 2025 its other members were Ann Merchant and Stephen Parker.

During 2025, the Audit Committee met three times. The principal items considered by the Audit Committee included going concern and the completeness and accuracy of the Company's financial disclosures in its 2024 Annual Report, 2024 20-F and 2025 interim report.

The Report of the Audit Committee for the year ended 31 December 2025 can be found on pages 19 to 20.

The Remuneration Committee

The Remuneration Committee assists the Board in carrying out its responsibilities in relation to remuneration, including making recommendations to the Board on the Group's policy on executive remuneration, setting the over-arching principles, parameters and governance framework of the Group's remuneration policy and determining the individual remuneration and benefits package of each of the senior executives, including any payment of a discretionary bonus and the award of all share options. The Remuneration Committee ensures compliance with the principles of the QCA Code in relation to remuneration wherever possible.

The Remuneration Committee is chaired by Sijmen de Vries, and during 2025 its other members were Simon Turton and Ann Merchant.

During 2025, the Remuneration Committee met five times. The principal items considered by the Remuneration Committee included approving the corporate bonus payouts for 2024, setting corporate bonus objectives for 2025 and compensation packages for senior employees.

The report of the Remuneration Committee for the year ended 31 December 2025 can be found on pages 21 to 30.

The Nomination Committee

The Nomination Committee assists the Board in discharging its responsibilities relating to the composition and make-up of the Board and any committees of the Board. It is responsible for periodically reviewing the Board's structure and identifying potential candidates to be appointed as Directors or committee members as the need may arise. The Nomination Committee is responsible for evaluating the balance of skills, knowledge and experience and the size, structure and composition of the Board and committees of the Board, retirements and appointments of additional and replacement Directors and committee members and will make appropriate recommendations to the Board on such matters.

The membership of the Nominations Committee are myself as Chairman and Simon Turton and Sijmen de Vries.

The Nomination Committee met once in 2025 and considered the appointment of Fiona Sharp as Chief Financial Officer.

Going concern

As disclosed in the Strategic Report on pages 01 to 13 the Group financial statements have been prepared on the going concern basis. The Directors have prepared cash flow forecasts and considered the cash flow requirement for the next three years, including the period 12 months from the date of the approval of the financial statements. These forecasts show that further financing will be required during the course of the next 12 months, assuming, inter alia, that certain development programmes and other operating activities continue as currently planned. This requirement for additional financing represents a material uncertainty that may cast significant doubt over our ability to continue as a going concern. The Directors have a reasonable expectation based on previous fundraisings that the Group can access adequate resources to continue in operational existence for the foreseeable future and therefore the Directors, after considering the uncertainties, consider it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

Relationship with shareholders

The Directors seek to build and maintain a mutual understanding of objectives between the Company and its shareholders. The Company reports formally to shareholders in its Annual Report and Interim Statements, setting out details of the Group's activities. In addition, the Company has kept shareholders informed of events and progress through the issue of regulatory news in accordance with the Foreign Private Issuer reporting requirements as set out in Rules 13a-16 or 15d-16 of the United States Securities Exchange Act of 1934. There is regular dialogue with financial stakeholders with the intention of providing transparent communication. The Chief Executive/Chief Financial Officer and I make ourselves available to liaise with shareholders as necessary. The Company also maintains investor relations pages and other information regarding the business, the Group's products and activities on its website at www.biodexapharma.com.

CHAIRMAN'S INTRODUCTION TO CORPORATE GOVERNANCE continued

Vendors

We aim to work collaboratively with our vendors to build long-term, mutually beneficial relationships. The Group is committed to eliminating unlawful discrimination and to promoting equality and diversity in its professional dealings with vendors and other third parties. The Group endeavours to enter into clear and fair contracts with its vendors.

Employees

Our people are the foundation of our business and imperative to its success. The Group promotes a positive working environment for all employees with rigorous policies and procedures that protect, develop and satisfy our existing and future employees.

Community

The Group seeks to support as many interactions with the research and development community as possible through regular meetings and continuous collaborations.

Health, safety and environment

The Directors are committed to ensuring the highest standards of health and safety, both for their employees and for the communities within which the Group operates. The Directors are committed to minimising the impact of the Group's operations on the environment.

The Annual Report is made available to shareholders at least 21 days before the Annual General Meeting ("AGM") along with notice of the AGM. Directors are required to attend the AGM, unless unable to do so for personal reasons or due to pressing commercial commitments, and shareholders are given the opportunity to vote on each separate resolution proposed at the AGM. The Company counts all proxy votes and will indicate the level of proxies lodged for each resolution after it has first been dealt with by a show of hands.

Lastly, I would like to add my thanks to all stakeholders including our shareholders, fellow Directors, employees and partners for their support during 2025.

Stephen Parker
Chairman
27 March 2026

AUDIT COMMITTEE REPORT

On behalf of the Board, I am pleased to present the report of the Audit Committee for the year ended 31 December 2025. The Committee monitors and reviews all aspects of the Group's financial reporting, risk management procedures and internal controls on behalf of the Board.

The following report provides an overview of the work undertaken by the Committee during the year. The most significant topic considered by the Committee during the year was going concern. The Committee also reviewed the principal risk and mitigation disclosures which are set out on pages 12 to 13.

The Audit Committee

The Committee, which reports to the Board, is responsible for overseeing the Group's financial reporting process as well as monitoring the effectiveness of internal control, risk management and conduct of the external audit. It also monitors the independence of the external auditors and the provision of non-audit services, if any. The Audit Committee is chaired by Simon Turton who is considered to have significant, recent and relevant financial experience, and its other members are Ann Merchant and Stephen Parker.

The Committee's meetings are also attended (by invitation) by the Chief Financial Officer, Group Controller and senior representatives of the external auditor.

External auditor

The Committee oversees the relationship with the External Auditor and is responsible for developing and monitoring the Group's policy on external audit and for monitoring the External Auditor's independence. The External Auditor has direct access to the Committee Chairman should they wish to raise any matters outside of formal Committee meetings.

The Committee monitors the External Auditor's effectiveness on an ongoing basis, taking into account the views of management.

Non-audit services

During the year, fees in respect of non-audit services provided by PKF Littlejohn LLP were £35,000 (2024: £nil) in connection with auditor responsibilities in respect of regulatory filings.

The total fees charged by PKF Littlejohn LLP in the year are shown in note 4.

Internal audit

The annual review of internal control and financial reporting procedures did not highlight any issues warranting the introduction of an internal audit function. It was concluded, given the current size and transparency of the operations of the Group and the robustness of the Group's accounting and business management systems, that an internal audit function was not required, however this remains a matter for ongoing review.

Risk management and internal controls

The Board has collective responsibility for risk management and is assisted by the Audit Committee in monitoring the principal risks and uncertainties faced by the Group, including those specific to the pharmaceutical sector, as well as other micro and macroeconomic factors. The Board also considers risks specific to the Group such as those relating to progress of the R&D programmes.

The Board is responsible for reviewing and maintaining the Group's system of internal control and for monitoring its effectiveness. The system of internal control is designed to manage, rather than eliminate, the risk of failure of the achievement of business objectives and can only provide reasonable but not absolute assurance against material misstatement or loss.

The Audit Committee continues to monitor and review the effectiveness of the system of internal control and report to the Board when appropriate with recommendations. As of the date of this report, the Audit Committee has not identified any weaknesses in the risk management and internal control systems of the Company.

AUDIT COMMITTEE REPORT continued

The main features of the internal control system are outlined below:

- The Group uses SAP Business One accounting and business management software that supports a comprehensive and auditable purchasing control and approvals process. This is supplemented by the close management of the business by the Executive Directors and Senior Management Team. The Group has a defined organisational structure with delineated responsibilities and approval limits.
- The Board and Committees of the Board have schedules of matters expressly reserved for their consideration. Matters reserved for the Board include acquisitions and disposals, major capital projects, treasury and risk management policies and approval of budgets.
- The Group utilises a detailed budgeting and forecasting process. Detailed budgets are prepared annually by the senior management team before submission to the Board for approval. Budgets are updated to reflect significant, known changes in the business. Actual results, the cash position and future cash flow projections are all monitored against annual budgets in detail on a monthly basis, with variances highlighted to the Board and investigated.

Financial risks are identified and evaluated for each major transaction for consideration by the Board and senior management:

- Standard financial control procedures are operated throughout the Group to ensure that the assets of the Group are safeguarded and that proper accounting records are maintained.
- A risk review process has been developed whereby the Chief Financial Officer presents a report to the Board each year on the key business risks.

Simon Turton
Chairman of the Audit Committee
27 March 2026

DIRECTORS' REMUNERATION REPORT

On behalf of the Board, I am pleased to present the report of the Remuneration Committee for the year ended 31 December 2025, which sets out the remuneration policy for the Directors and the amounts earned during the year.

The Remuneration Committee

The Remuneration Committee assists the Board in carrying out its responsibilities in relation to remuneration, including making recommendations to the Board on the Group's policy on executive remuneration, setting the over-arching principles, parameters and governance framework of the Group's remuneration policy and determining the individual remuneration and benefits package of the Executive Director.

The Remuneration Committee is chaired by Sijmen de Vries, and its other members are Simon Turton and Ann Merchant.

Policy on Executive Directors' remuneration

Executive remuneration packages are designed to attract and retain executives of the necessary skill and calibre to run the Group, with reference to benchmarking comparable groups. The Remuneration Committee recommends remuneration packages to the Board by reference to individual performance. It also uses the knowledge and experience of the Committee members and published surveys relating to publicly traded companies and the pharmaceutical industry. The Remuneration Committee has responsibility for recommending any long-term incentive schemes.

The Board determines whether Executive Directors are permitted to serve in roles with other companies. Such permission is only granted where a role is on a strictly limited basis, where there are no conflicts of interest or competing activities and providing there is no adverse impact on the commitments required to the Group. Earnings from such roles are not disclosed to the Group.

There are five main components of the remuneration package for the Executive Director:

Component	Purpose/link to strategy	Operation	Maximum	Performance framework
Base salary	To provide a competitive component of fixed remuneration to attract and retain executives of the required calibre and experience.	Base salaries are set by the Committee taking into account relevant factors such as the scope and responsibilities of the role. Salaries are normally reviewed annually and any adjustments become effective 1 April following the appraisal process.	There is no prescribed maximum salary. Salary increases are viewed in the context of lower and median quartile salaries of executives in the biotech sector as reported by The UK Bioindustry Survey.	While there are no performance targets attached to base salary, performance is a factor considered in the annual salary review process.
Benefits	To provide a competitive benefits package.	Benefits are currently limited to healthcare and death in service life cover but other benefits may be offered.	Healthcare benefits are Group-wide BUPA plan and life cover is three times salary.	n/a
Pension	To provide retirement benefits in line with Group policy.	Provided through defined contribution schemes.	Pension contributions range from 6% of salary to 10% of salary for the Executive Director.	n/a
Annual bonus	To incentivise and reward annual performance and create further alignment with shareholders.	Provides an opportunity for additional cash reward (up to a specified percentage of salary) based on annual performance targets set and assessed by the Committee. The bonus year runs form 1 January to 31 December and is time-apportioned for employees joining mid-year.	The maximum may vary year to year. In 2025 the maximum was 250% of bonus entitlement (2024: 150%).	Performance metrics are selected annually based on current business objectives. Typically, objectives include a mix of financial / liquidity objectives, R&D milestone objectives and business development objectives.
Share options	To motivate and provide medium / long term incentives and rewards and align an executive's interests with shareholders.	Awards are normally made annually, after publication of the Company's Annual Report. Awards may also be made upon a new executive joining the Group. The exercise price of options must be at least the nominal value of a share, if shares are to be issued to satisfy an option.	The normal limit is set by HMRC at £250,000 (as varied from time to time), measured as market price at time of grant.	Awards may or may not have performance conditions attached to them. Historically, performance conditions have included share price appreciation and fundraising targets. More generally, share options normally vest 25% after one year and then equally over the following 12 quarters. Unvested options can vest early on a change of control at the Committee's discretion and special arrangements may apply to leavers.

DIRECTORS' REMUNERATION REPORT _{continued}

The pay and employment conditions of non-Director employees were not taken into account in setting the components of the Executive Director's remuneration. Accordingly, non-Director employees were not consulted.

Policy on Non-executive Directors' remuneration

The Non-executive Directors receive a fee for their services as a Director, which is approved by the Board, giving due consideration to the time commitment and responsibilities of their roles and of current market rates for comparable organisations and appointments. Non-executive Directors are reimbursed for travelling and other incidental expenses incurred on Group business in accordance with the Group expenses policy.

In line with most NASDAQ listed companies and to further align Non-executive Directors with shareholders, Non-executive Directors may be granted options over Ordinary Shares in the Company. The exercise price of options must be at least the nominal value of an Ordinary Share, if Ordinary Shares are to be issued to satisfy an option. The vesting terms will normally be the same as for Executive Directors.

The Board encourages the ownership of Biodexa shares by executives and in normal circumstances does not expect Directors to undertake dealings of a short-term nature.

General

The Remuneration Committee has the discretion to issue equity awards on substantially equivalent terms e.g. as RSUs, restricted stock or offering stock grants with appropriate adjustments to take account of any non-UK tax or other issues in accordance with the Company's share plan arrangements from time to time. The Remuneration Committee also has the discretion to make minor amendments to the arrangements set out in this policy without shareholder approval. The Remuneration Committee may also give effect to any legacy arrangements agreed with any Director before the introduction of this policy or before that person became a Director.

Special arrangements may apply for Directors on joining the Group or being promoted. The current notice periods for Directors are three months for the Chairman, one month for Non-executive Directors and six months for Stephen Stamp. The Group has no specific policy on loss of office other than to ensure that Directors are compensated in accordance with their contractual and statutory entitlements which may include discretion being exercised including in respect of equity award rights. Payments made on or after loss of office may include payments in lieu of notice, amounts in respect of claims settled in good faith and may include customary benefits payable to employees on termination of employment as well as the payment of professional fees.

Shareholder views on remuneration

A resolution was passed at the General Meeting held on 2 May 2025 by shareholders approving the Company's remuneration policy with voting as follows: For: 668,464,714; Against: 425,381,204; Abstain: 134,970,000. This will next be brought before the shareholders at the 2027 AGM in line with the requirements of the Companies (Directors' Remuneration Policy and Directors' Remuneration Report) Regulations 2019. Other than by way of voting at the AGM, no views on Directors' remuneration have been expressed by shareholders.

Approach to recruitment remuneration

Since IPO in December 2014, the Company has promoted one executive to the Board (Dr Cook) and recruited one Executive Director (Mr Stamp) to the Board. In determining appropriate remuneration packages, including salary, bonus and initial share option grant for prospective Executive Directors, the Remuneration Committee takes into consideration the experience and skills of the candidate, the remuneration packages of peers in the small cap biotech sector, the recommendations of the recruitment consultant (if any) and the internal salary structure of the Company. Should it become necessary, the Remuneration Committee would consider the payment of a bonus on joining the Company to offset benefits foregone such as a loyalty bonus from a Director's previous employer.

Remuneration of the Executive Director
Minimum and maximum remuneration of the Executive Director
The minimum and maximum remuneration of Mr Stamp, the sole Executive Director, for 2024 is illustrated in the following chart:



The only variable component of Mr Stamp's remuneration is annual bonus which for 2025 was a minimum of zero and a maximum of 33% of salary with a 250% multiple applied if all objectives were met, being £189,750.

No share options were granted to Mr Stamp in 2025.

Chief Executive remuneration since IPO in December 2014
The following table illustrates the remuneration of the CEO since IPO in December 2014:

	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Stephen Stamp[1]											
Total Remuneration (£)						149,302	233,867	237,897	252,003	287,171	**303,121**
Bonus – % of maximum						0%	60%	0%	0%	30%	**28%**
Options – % of maximum						24%	56%	0%	0%	89%	**0%**
Craig Cook[2]											
Total Remuneration (£)				158,772	357,521	137,480					
Bonus – % of maximum				0%	75%	0%					
Options – % of maximum				0%	53%	96%					
Jim Phillips[3]											
Total Remuneration (£)	377,289	476,000	309,157	213,282							
Bonus – % of maximum	85%	60%	0%	0%							
Options – % of maximum	0%	505%	71%	0%							

(1) Mr Stamp was appointed CEO on 1 April 2020.
(2) Dr Cook was appointed CEO on 1 June 2018 and resigned on 31 March 2020.
(3) Dr Phillips was appointed CEO on 2 December 2014 and resigned on 31 May 2018.

DIRECTORS' REMUNERATION REPORT continued

Base salary of the Executive Director

The annual salary of the Executive Director as of 1 January 2026 compared with 1 January 2025 was as follows:

	Effective 1 January 2026*	Effective 1 January 2025*	Percentage increase
Stephen Stamp, CEO, CFO	**282,609**	249,991	13%

* The annual salary stated above includes commuted pension contributions of £19,991.

By mutual agreement, from August 2021, the Company ceased making contributions into Mr Stamp's personal pension plan. Amounts equal to his contractual entitlement to pension contributions of 10% of salary have been commuted to salary. The commuted pension contribution is not eligible for calculation of bonus payments.

Annual bonus of the Executive Director

Mr Stamp, by the terms of his service contract, is entitled to a discretionary bonus of up to 33% of salary. Mr Stamp's annual bonus for 2025 was based on a series of objectives set by the Remuneration Committee in March 2025 as follows:

	Min	Max	Bonus award	Cash bonus (£)
1. 15 months cash runway at 31 December 2025	25%	40%	0%	–
2. First Patient First Visit eRapa Phase 3 in FAP by 30 June 2025	30%	45%	20%	15,180
3. Room Temperature stable formulation of eRapa by 30 September 2025	30%	45%	25%	18,975
4. Transformational transaction / in-license of additional asset	15%	40%	25%	18,975
5. Conditional Approval by EMA for eRapa in FAP by EoY	0%	80%	0%	–
	100%	250%	70%	53,130

The bonus objectives for 2025 were selected by the Remuneration Committee because they believed the objectives reflected the priorities of the Company at the time. The priorities included maintenance of liquidity and progress made on the development of its clinical stage assets.

The Remuneration Committee concluded that certain of the 2025 bonus objectives have been met and accordingly the bonus payable to Mr Stamp for 2025 was £53,130 (2024: £34,155).

In September 2023 the Board adopted a clawback policy that allows the Company to recoup certain incentive based remuneration awarded upon the attainment of any financial reporting measures from current and former executive Directors in the event of an accounting restatement resulting from material non-compliance with financial reporting requirements under the U.S. federal securities law. The policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended and final rules and amendments adopted by the Securities and Exchange Commission to implement the aforementioned legislation.

From 2024, bonuses for executives and all staff are based on the achievement of corporate bonus objectives.

Relative importance of spend on pay

The total amount paid by the Group in remuneration to all employees is as follows:

	2025 £'000	2024 £'000	2023 £'000
Remuneration (as disclosed in note 5)	**2,141**	2,148	2,055
Research and development expenditure (excluding remuneration and non-cash costs)	**2,690**	4,180	2,531

No dividends to shareholders have yet been paid.

The Remuneration Committee has set the following corporate bonus objectives for 2026:

		Min	Max
1.	Cash runway at 31 December 2026	20%	30%
2.	File IND for MTX240 by 31 October 2026	20%	30%
3.	Serenta enrolment back on track – 146 patients by 31 December 2026	20%	40%
4.	eRapa Early Access Programme Launch	15%	25%
5.	First patient dosed with MTX240 in GIST by 31 December 2026	25%	25%
		100%	**150%**

Service contracts

Set out below are summary details of the service agreements and letters of appointment entered into between the Company and the Directors:

Executive Directors

Stephen Stamp (Chief Executive Officer, Chief Financial Officer until 5 January 2026)
Mr Stamp entered into a service agreement with the Company to act as Chief Financial Officer on 9 September 2019. He was also appointed Chief Executive Officer with effect from 31 March 2020 at which time the Committee recommended that his salary be increased from £160,000 to £180,000 p.a. to reflect his increased responsibilities. Mr Stamp's salary was reviewed in 2022 and increased to £230,000 p.a. with effect from 1 April 2022. Mr Stamp's salary was reviewed in 2025 and increased to £260,000 p.a. with effect from 1 January 2026. In August 2021 the Committee agreed to commute his Company pension contribution of 10% to salary. His appointment is terminable upon six months' notice.

Non-executive Directors

The service contracts of the Non-executive Directors are made available for inspection at the AGM.

Stephen Parker (Non-executive Chairman)
Dr Parker entered into a Non-executive Chairman agreement with the Company on 20 June 2022. The appointment is terminable upon the election of the Board.

Sijmen de Vries (Non-executive Director)
Dr de Vries entered into a Non-executive Director appointment letter with the Company on 2 December 2014. Dr de Vries was originally appointed as a Non-executive director of Midatech Limited on 29 October 2004 (subsequently terminated on 2 December 2014). The appointment is terminable upon the election of the Board.

Ann Merchant (Non-executive Director)
Ms Merchant entered into a Non-executive Director agreement with the Company on 24 December 2023 effective 31 December 2023. The appointment is terminable upon the election of the Board.

Simon Turton (Senior Independent Non-executive Director)
Dr Turton entered into a Non-executive Director appointment letter with Midatech Limited on 2 December 2014. Dr Turton was originally appointed as chairman of Q Chip Limited on 24 March 2014 (subsequently terminated on 2 December 2014). The appointment is terminable upon the election of the Board.

DIRECTORS' REMUNERATION REPORT continued

Directors' emoluments (audited)
The emoluments of the Directors of Biodexa Pharmaceuticals PLC are set out below. No emoluments were paid to any Director by any other Group company:

	Salary and fees £	Bonus £	Pensions £	Benefits in kind £	2025 £	2025 Fixed remuneration £	2025 Variable remuneration £	2024 £	2023 £
Non-executive Directors									
Stephen Parker	82,000	–	–	–	82,000	82,000	–	82,000	82,000
Rolf Stahel	–	–	–	–	–	–	–	–	–
Sijmen de Vries	40,000	–	–	–	40,000	40,000	–	40,000	31,920
Ann Merchant	40,000	–	–	–	40,000	40,000	–	40,000	–
Simon Turton	40,000	–	–	–	40,000	40,000	–	40,000	31,920
Sub-total Non-executive Directors	202,000	–	–	–	202,000	202,000	–	202,000	145,840
Executive Directors									
Stephen Stamp	249,991	53,130	–	–	303,121	249,991	53,130	287,171	252,003
Sub-total Executive Directors	249,991	53,130	–	–	303,121	249,991	53,130	287,171	252,003
Directors' remuneration	451,991	53,130	–	–	505,121	451,991	53,130	489,171	397,843
2025	451,991	34,155	–	3,025	489,171	455,016	34,155		

All remuneration above is fixed other than Mr Stamp's 2025 bonus of £53,130 (2024: £34,155) which is variable. In 2025, 18% (2024: 12%) of Mr Stamp's total remuneration was variable and in 2025 82% (2024: 88%) of Mr Stamp's remuneration was fixed.

The following table shows the percentage change in remuneration of each Director and our employees on a full-time equivalent basis between 2024 and 2025 and between 2020 and 2021:

Directors' remuneration percentage change

	Changes between 2025 and 2024			Changes between 2024 and 2023			Changes between 2022 and 2023			Changes between 2021 and 2022			Changes between 2020 and 2021		
	Base salary/ fees	Benefits	Annual bonus	Base salary/ fees	Benefits	Annual bonus	Base salary/ fees	Benefits	Annual bonus	Base salary/ fees	Benefits	Annual bonus	Base salary/ fees	Benefits	Annual bonus
Non-executive Directors:															
Stephen Parker[1]	**0%**	**–**	**–**	0%	–	–	0%	–	–	n/a	–	–	n/a	–	–
Sijmen de Vries	**0%**	**–**	**–**	25%	–	–	0%	–	–	5%	–	–	0%	–	–
Ann Merchant[3]	**0%**	**–**	**–**	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–
Simon Turton	**0%**	**–**	**–**	25%	–	–	0%	–	–	5%	–	–	0%	–	–
Rolf Stahel[2]	**n/a**	**–**	**–**	n/a	–	–	n/a	–	–	n/a	–	–	0.078	–	–
Executive Directors:															
Stephen Stamp[4] [5]	**0.00%**	**-100.00%**	**55.60%**	0.00%	5.00%	n/m	0.00%	32.00%	0%	27.80%	45.20%	-100%	6.60%	-6.40%	n/m
Employees:	**2.70%**	**8.90%**	**67.80%**	0.30%	10.30%	1103.80%	0.50%	-56.00%	4.90%	11.20%	14.30%	-53.50%	11.50%	12.00%	18.70%

(1) Dr Parker was appointed on 20 June 2022.

(2) Mr Stahel retired on 20 June 2022.

(3) Ms Merchant was appointed on 31 December 2023.

(4) Mr Stamp's base salary was increased from £180,000 p.a. to £230,000 from 1 April 2022. His base salary was increased in 2021 when he assumed the dual roles of CEO and CFO. Mr Stamp did not receive a bonus in 2023, 2022 nor in 2020.

(5) From August 2021, the Company ceased making contributions to Mr Stamp's personal pension plan and instead increased cash payments to Mr Stamp.

A share based payment charge of £31,034 in respect of Mr Stamp was charged to the income statement in 2025 (2024: £39,179).

Details of the payments to other related parties are disclosed in note 27.

DIRECTORS' REMUNERATION REPORT _{continued}

Biodexa Pharmaceuticals PLC total shareholder return since IPO
The following chart illustrates the total shareholder return of Biodexa Pharmaceuticals PLC since IPO in December 2014 relative to the NASDAQ Biotechnology Index:



Biodexa Pharmaceuticals PLC (NasdaqCM:BDRX) – Share Pricing   NASDAQ Biotechnology Index (^NBI) – Index Value

Directors' interests in shares (audited)

	31 December 2025		31 December 2024	
	Beneficial Interests in Ordinary Shares	**Non-beneficial Interests in Ordinary Shares**	Beneficial Interests in Ordinary Shares	Non-beneficial Interests in Ordinary Shares
Non-executive Directors				
Stephen Parker	–	–	–	–
Sijmen de Vries	–	–	–	–
Ann Merchant	–	–	–	–
Simon Turton	**2,765**	**–**	2,765	–
Executive Director				
Stephen Stamp	–	–	–	–

There are no requirements for Directors to own shares in the Company.

Directors' interests in share options (audited)

No Director had any interest in the shares of any subsidiary company.

The Board uses share options to align Executive Directors' and employees' interests with those of shareholders in order to provide incentives and reward them based on improvements in Group performance.

	31 December 2025 Options over Ordinary Shares	31 December 2024 Options over Ordinary Shares
Non-executive Directors		
Stephen Parker	**57,600,000**	57,600,000
Sijmen de Vries	**28,800,000**	28,800,000
Ann Merchant	**28,800,000**	28,800,000
Simon Turton	**28,800,000**	28,800,000
Executive Director		
Stephen Stamp	**85,963,500**	85,963,500

All share options were granted with an exercise price based on the mid-market price at close of business on the previous day. As detailed below, some of the share options vest when the Company's share price achieves certain targets. Otherwise, the main vesting condition of all share options is that the Director or employee remains employed with the Group as at the date of exercise or continues to provide consultancy services as at the date of exercise. The share options of the Directors (included in totals in note 25) are set out below:

	Grant date	Options awarded	Options lapsed	Options outstanding	Exercise price	Vesting criteria	Expiry date
Non-executive Director							
Stephen Parker	23/01/2024	57,600,000	–	57,600,000	0.003	Time based[2]	10/07/2034
Sijmen de Vries	23/01/2024	28,800,000	–	28,800,000	0.003	Time based[2]	10/07/2034
Ann Merchant	23/01/2024	28,800,000	–	28,800,000	0.003	Time based[2]	10/07/2034
Simon Turton	23/01/2024	28,800,000	–	28,800,000	0.003	Time based[2]	10/07/2034
Executive Director							
Stephen Stamp	02/10/2019	2,500	(1,000)	1,500	21.00	Time based and performance based[1]	02/10/2029
	17/06/2020	15,000	–	15,000	4.04	Time based[2]	17/01/2030
	15/07/2021	25,000	–	25,000	5.55	Time based[2]	14/07/2031
	10/07/2024	85,922,000	–	85,922,000	0.003	Time based[2]	10/07/2034
		85,964,500	(1,000)	85,963,500			

(1) 40% of the options would have vested if the Company had raised $20 million before 9 September 2020 and have now therefore lapsed, the remaining 60% were time based and have now vested.

(2) 25% of the options vest 12 months after the grant date, followed by vesting of 12 equal quarterly tranches, over a subsequent three-year period.

DIRECTORS' REMUNERATION REPORT continued

Time based options granted to Stephen Stamp vested as follows:

Date of grant	Total options granted	Options vested in 2025
02/10/2019	2,500	1,500
17/06/2020	15,000	15,000
15/07/2021	25,000	25,000
10/07/2024	85,922,000	37,590,875

No performance related share options vested during the year.

Remuneration policy review

During 2025 as there is only one Executive Director, the Company has not engaged third party consultants to provide external advice on remuneration. The Remuneration Committee has, from time to time, taken informal soundings from recruitment consultants on executive pay norms and has used the industry surveys in assessing Company-wide remuneration policy.

Sijmen de Vries
Chairman of the Remuneration Committee
27 March 2026

DIRECTORS' REPORT

The Directors present their report and the consolidated financial statements of the Group for the year ended 31 December 2025.

Directors

The Directors during the year were:

Stephen Parker
Sijmen de Vries
Ann Merchant
Stephen Stamp
Simon Turton

Directors' changes since 31 December 2025:

Fiona Powell (née Fiona Sharp) appointed 5 January 2026.

Research and development

The Group is continuing to develop products to the point where they can be partnered for further clinical development and commercialisation.

Matters covered in the Strategic Report

The following matters are covered in the Strategic Report:

	Page
Strategy	01
Business model	02
Chief Executive's Review	04
Financial Review	06
Energy and carbon reporting	09
Stakeholder engagement	10
Risk management	12

Dividend

The Directors are not recommending the payment of a dividend at this time due to the level of maturity of the Group.

Post balance sheet events

On 4 February, 2026, the Company announced that it had entered into a license and collaboration agreement (the "License Agreement") with Otsuka Pharmaceutical Co., Ltd. ("Otsuka"), pursuant to which Otsuka granted the Company an exclusive, worldwide (excluding Japan) license (the "Licensed Territory") to develop manufacture and commercialise OPB-171755, to be designated MTX240 ("MTX240"), a Phase 1-ready molecular glue therapeutic candidate, for all human therapeutic uses. The Company intends to initially develop MTX240 for the treatment of gastrointestinal stromal tumours.

Pursuant to the License Agreement, the Company will be responsible for all development, manufacturing and commercialisation activities for MTX240 in the Licensed Territory, and Otsuka will retain all rights to MTX240 in Japan. As consideration for the license, the Company made an upfront payment to Otsuka, and Otsuka is eligible to receive one-time development and regulatory milestones, as well as tiered royalties in the mid-single digits on the net sales of licensed products. The Company is also obligated to pay Otsuka a percentage of any sublicense income it receives, subject to certain exceptions.

On 18 March 2026 the Company announced a change in the ratio of the Company's Ordinary Shares from each ADS representing 100,000 Ordinary Shares to each ADS representing 500,000 Ordinary Shares.

DIRECTORS' REPORT continued

Directors' and officers' liability insurance

The Company has, as permitted by s.234 and s.235 of the Companies Act 2006, maintained insurance cover on behalf of the Directors and Company Secretary, indemnifying them against certain liabilities which may be incurred by them in relation to the Company.

Employees

Biodexa recognises the essential importance of employees to the success of the business and ensures that they are fully informed of events that directly affect them and their working conditions. Information on matters of concern to employees is given in briefings that seek to provide a common awareness on the part of all employees of the financial and economic factors affecting the Group's performance.

Disabled employees

Applications for employment by disabled persons are given full and fair consideration for all vacancies in accordance with their particular aptitudes and abilities. It is the policy of the Group that training and promotion opportunities should be available to all employees.

Directors' responsibilities

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have prepared the Group financial statements in accordance with applicable law and UK-adopted International Accounting Standards (" IASs") and have elected to prepare the Company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice), including FRS 102 "The Financial Reporting Standard applicable in the UK and Republic of Ireland". Under company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Company and of the profit or loss of the Group for that period.

In preparing the financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and accounting estimates that are reasonable and prudent;
- state whether applicable IFRSs and UK Accounting Standards, as applicable, have been followed for the Group and Company financial statements, subject to any material departures disclosed and explained in the financial statements;
- provide additional disclosures when compliance with specific requirements in IFRSs or UK Accounting Standards are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Group and Company's financial position and financial performance; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and Company will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group and Company's transactions and disclose with reasonable accuracy at any time the financial position of the Group and Company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Group and Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors of the Company are also responsible for the maintenance and integrity of the Company's website.

Directors' statement as to the disclosure of information to auditors

All of the current Directors confirm that to the best of their knowledge:

- there is no relevant audit information of which the Company's auditors are not aware;
- they have taken all the steps that they ought to have taken as a Director in order to make themselves aware of any relevant audit information and to establish that the Company's auditors are aware of the information;
- the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and
- the Strategic Report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

We consider the Annual Report, taken as a whole, to be fair, balanced and understandable and provides the information necessary for shareholders to assess the Group's position and performance, business model and strategy.

Website publication

The Directors are responsible for ensuring the Annual Report is made available on a website. Financial statements are published on the Group's website in accordance with legislation in the United Kingdom governing the preparation and dissemination of financial statements, which may vary from legislation in other jurisdictions. The maintenance and integrity of the Group's website is the responsibility of the Directors. The Directors' responsibility also extends to the ongoing integrity of the financial statements contained therein.

By order of the Board

Fiona Powell
Company Secretary
27 March 2026

INDEPENDENT AUDITOR'S REPORT

to the members of Biodexa Pharmaceuticals PLC

Opinion

We have audited the financial statements of Biodexa Pharmaceuticals PLC (the 'parent company') and its subsidiaries (the 'group') for the year ended 31 December 2025 which comprise: the Consolidated Statement of Comprehensive Income, the Consolidated and Parent Company Statements of Financial Position, the Consolidated and Parent Company Statements of Changes in Equity, the Consolidated Statement of Cash Flows and notes to the financial statements, including significant accounting policies. The financial reporting framework that has been applied in the preparation of the group financial statements is applicable law and UK-adopted international accounting standards. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 102 The Financial Reporting Standard applicable in the UK and Republic of Ireland (United Kingdom Generally Accepted Accounting Practice).

In our opinion:

- the financial statements give a true and fair view of the state of the group's and of the parent company's affairs as at 31 December 2025 and of the group's loss for the year then ended;
- the group financial statements have been properly prepared in accordance with UK-adopted international accounting standards;
- the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

Separate opinion in relation to IFRSs as issued by the IASB

As explained in note 1 to the group financial statements, the group, in addition to complying with its legal obligation to apply UK-adopted international accounting standards, has also applied IFRSs as issued by the International Accounting Standards Board (IASB).

In our opinion the group financial statements give a true and fair view of the consolidated financial position of the group as at 31 December 2025 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRSs as issued by the IASB.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of our report. We are independent of the group and parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC's Ethical Standard, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty relating to going concern

We draw attention to note 1 to the group and parent company financial statements on pages 43 and 85 respectively, which indicate that there is a material uncertainty in relation to the group's and parent company's ability to continue as a going concern. As detailed in those notes and in the Financial Review, the group's and parent company's future viability is dependent on the ability to raise additional funds to finance its development plans until milestones and/or royalties can be secured from partnering the group's portfolio.

The Directors have prepared cash flow forecasts that indicate that further financing will be required during the going concern period. This requirement for further financing within the going concern period represents a material uncertainty that may cast significant doubt on the group's and parent company's ability to continue as a going concern, and consequently over the appropriateness of the going concern basis of preparation of these financial statements. Our opinion is not modified in respect of this matter.

In auditing the financial statements, we have concluded that the Directors' use of the going concern basis of preparation of these financial statements is appropriate.

Our evaluation of the Directors' assessment of the group's and parent company's ability to continue to adopt the going concern basis of preparation included, but was not limited to:

* undertaking an initial assessment at the planning stage of the audit to identify events or conditions that may cast significant doubt on the group's and parent company's ability to continue as a going concern;
* obtaining an understanding of the relevant controls relating to the Directors' going concern assessment;
* reviewing the Directors' going concern assessment, including the supporting cash flow projections to 31 December 2027;
* evaluating the key assumptions used and judgements applied by the Directors in their going concern assessment;
* identifying and evaluating subsequent events impacting the going concern assessment; and
* reviewing the appropriateness of the going concern disclosures made by the Directors in the financial statements.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Other information

The other information comprises the information included in the annual report, other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the annual report. Our opinion on the group and parent company financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon. Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit, or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Opinions on other matters prescribed by the Companies Act 2006

In our opinion, based on the work undertaken in the course of the audit:

* the information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
* the strategic report and the directors' report have been prepared in accordance with applicable legal requirements.

Matters on which we are required to report by exception

In the light of the knowledge and understanding of the group and the parent company and their environment obtained in the course of the audit, we have not identified material misstatements in the strategic report or the directors' report.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

* adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
* the parent company financial statements are not in agreement with the accounting records and returns; or
* certain disclosures of directors' remuneration specified by law are not made; or
* we have not received all the information and explanations we require for our audit.

Responsibilities of directors

As explained more fully in the directors' responsibilities statement, the directors are responsible for the preparation of the group and parent company financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the group and parent company financial statements, the directors are responsible for assessing the group's and the parent company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

INDEPENDENT AUDITOR'S REPORT CONTINUED
to the members of Biodexa Pharmaceuticals PLC

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud, is detailed below:

- We obtained an understanding of the group and parent company and the sector in which they operate to identify laws and regulations that could reasonably be expected to have a direct effect on the financial statements. We obtained our understanding in this regard through enquiries of the Directors, those charged with governance and management, discussing policies and procedures regarding compliance with laws and regulations, and experience of the sector.
- We determined the principal laws and regulations relevant to the group and parent company in this regard to be those arising from UK-adopted international accounting standards, UK tax legislation and the Companies Act 2006.
- We designed our audit procedures to ensure the audit team considered whether there were any indications of non-compliance by the group and parent company with those laws and regulations. These procedures included, but were not limited to: enquiries of management, review of minutes, and review of legal and regulatory correspondence.
- We also identified the risks of material misstatement of the financial statements due to fraud. We considered, in addition to the non-rebuttable presumption of a risk of fraud arising from management override of controls, the potential for management bias arose through judgements and assumptions in significant accounting estimates, together with the assessment of going concern.
- As in all of our audits, we addressed the risk of fraud arising from management override of controls by performing audit procedures which included, but were not limited to: the testing of journals; reviewing accounting estimates for evidence of bias; and evaluating the business rationale of any significant transactions that are unusual or outside the normal course of business.

Because of the inherent limitations of an audit, there is a risk that we will not detect all irregularities, including those leading to a material misstatement in the financial statements or non-compliance with regulation. This risk increases the more that compliance with a law or regulation is removed from the events and transactions reflected in the financial statements, as we will be less likely to become aware of instances of non-compliance. The risk is also greater regarding irregularities occurring due to fraud rather than error, as fraud involves intentional concealment, forgery, collusion, omission or misrepresentation.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council's website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

Use of our report

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone, other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

David Thompson
(Senior Statutory Auditor)
For and on behalf of PKF Littlejohn LLP, Statutory Auditor

15 Westferry Circus
Canary Wharf
London E14 4HD

27 March 2026

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended 31 December

	Note	2025 £'000	2024 £'000	2023 £'000
Revenue	3	–	–	381
Other income	4	152	31	14
Research and development costs		(3,961)	(5,437)	(4,067)
Administrative costs		(4,836)	(3,793)	(4,342)
Loss from operations	4	**(8,645)**	(9,199)	(8,014)
Finance income	6	2,385	3,385	570
Finance expense	6	(229)	(165)	(41)
Loss before tax		**(6,489)**	(5,979)	(7,485)
Taxation	7	105	250	406
Loss for the year attributable to the owners of the parent		**(6,384)**	(5,729)	(7,079)
Other comprehensive income:				
Items that will or may be reclassified subsequently to profit or loss:				
Exchange gains arising on translation of foreign operations		3	–	–
Total other comprehensive income net of tax		**3**	–	–
Total comprehensive loss attributable to the owners of the parent		**(6,381)**	(5,729)	(7,079)
Loss per share				
Continuing operations				
Basic and diluted loss per Ordinary Share – pence	8	**(0.01)p**	(0.1)p	(2)p

The notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

At 31 December

Company number 09216368	Note	2025 £'000	2024 £'000	2023 £'000
Assets				
Non-current assets				
Property, plant and equipment	9	**91**	324	571
Intangible assets	11	**5,645**	5,646	2,941
		5,736	5,970	3,512
Current assets				
Trade and other receivables	13	**3,786**	6,568	637
Current taxation receivable		**123**	573	422
Cash and cash equivalents	14	**8,534**	1,669	5,971
		12,443	8,810	7,030
Total assets		**18,179**	14,780	10,542
Liabilities				
Non-current liabilities				
Deferred consideration	16	**645**	1,306	–
Borrowings	17	**–**	118	295
		645	1,424	295
Current liabilities				
Trade and other payables	15	**2,590**	3,504	1,240
Deferred consideration	16	**563**	538	–
Borrowings	17	**61**	609	169
Provisions	18	**–**	–	–
Derivative financial liability	19	**2,915**	383	4,160
		6,129	5,034	5,569
Total liabilities		**6,774**	6,458	5,864
Issued capital and reserves attributable to owners of the parent				
Share capital	22	**14,099**	11,725	6,253
Share premium	23	**98,923**	93,124	86,732
Merger reserve	23	**53,003**	53,003	53,003
Warrant reserve	23	**1,185**	894	3,457
Foreign exchange reserve	23	**3**	–	–
Accumulated deficit	23	**(155,808)**	(150,424)	(144,767)
Total equity		**11,405**	8,322	4,678
Total equity and liabilities		**18,179**	14,780	10,542

The financial statements were approved and authorised for issue by the Board of Directors on 27 March 2026 and were signed on its behalf by:

Fiona Powell
Chief Financial Officer
The notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended 31 December

	Note	2025 £'000	2024 £'000	2023 £'000
Cash flows from operating activities				
Loss for the year		**(6,384)**	(5,729)	(7,079)
Adjustments for:				
Depreciation of property, plant and equipment	9	**52**	117	143
Depreciation of right of use asset	9	**136**	135	137
Amortisation of intangible fixed assets	11	**1**	2	3
Loss on disposal of property, plant and equipment		**29**	4	2
Impairment of loan	4	**–**	–	79
Impairment of ELOC upfront fee	4	**373**	–	–
Finance income	6	**(2,385)**	(3,385)	(570)
Finance expense	6	**229**	165	41
Share-based payment charge	4	**170**	283	28
Taxation	7	**(105)**	(250)	(406)
Foreign exchange losses/(gains)		**(130)**	4	–
Cash flows from operating activities before changes in working capital		**(8,014)**	(8,654)	(7,622)
Decrease/(Increase) in trade and other receivables		**2,629**	(5,975)	365
(Decrease)/Increase in trade and other payables		**(913)**	2,239	(207)
(Decrease)/Increase in provisions		**–**	–	(207)
Cash used in operations		**(6,298)**	(12,390)	(7,671)
Taxes received		**707**	129	845
Net cash used in operating activities		**(5,591)**	(12,261)	(6,826)
Investing activities				
Purchases of property, plant and equipment	9	**(2)**	(9)	(26)
Proceeds from disposal of fixed assets		**18**	–	4
Purchase of intangible asset	11	**(689)**	(765)	(237)
Loan granted	4	**–**	–	(79)
Interest received		**90**	176	73
Net cash (used in)/generated from investing activities		**(583)**	(598)	(265)
Financing activities				
Interest paid		**(14)**	–	(13)
Amounts paid on lease liabilities		**(246)**	(186)	(188)
Proceeds from Promissory Note		**(450)**	431	–
Share issues including warrants, net of costs	14	**13,749**	8,312	10,427
Net cash generated from financing activities		**13,039**	8,557	10,226
Net increase/(decrease) in cash and cash equivalents		**6,865**	(4,302)	3,135
Cash and cash equivalents at beginning of year		**1,669**	5,971	2,836
Exchange (losses)/gains on cash and cash equivalents		**–**	–	–
Cash and cash equivalents at end of year	14	**8,534**	1,669	5,971

The notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended 31 December

	Note	Share capital £'000	Share premium £'000	Merger reserve £'000	Warrant reserve £'000	Foreign exchange reserve £'000	Accumulated deficit £'000	Total equity £'000
At 1 January 2025		**11,725**	**93,124**	**53,003**	**894**	**–**	**(150,424)**	**8,322**
Loss for the year	14,22	–	–	–	–	–	(6,384)	(6,384)
Foreign exchange translation		–	–	–	–	3	–	3
Total comprehensive loss		**–**	**–**	**–**	**–**	**3**	**(6,384)**	**(6,381)**
Transactions with owners								
Shares issued under ELOC agreement	14,22	**2,030**	**4,817**	**–**	**–**	**–**	**–**	**6,847**
Costs associated with ELOC agreement	14,22	**86**	**(77)**	**–**	**–**	**–**	**–**	**9**
Shares issued on 15 May 2025	14,22	**100**	**143**	**–**	**–**	**–**	**–**	**243**
Costs associated with share issue on 15 May 2025	14,22	**–**	**(8)**	**–**	**–**	**–**	**–**	**(8)**
Shares issued 19 December 2025		**158**	**1,110**	**–**	**1,184**	**–**	**–**	**2,452**
Costs associated with share issue on 19 December 2025	14,22	**–**	**(186)**	**–**	**(173)**	**–**	**–**	**(359)**
Lapse warrants		**–**	**–**	**–**	**(720)**	**–**	**720**	**–**
Share-based payment charge		**–**	**–**	**–**	**–**	**–**	**280**	**280**
Total contribution by and distributions to owners		**2,374**	**5,799**	**–**	**291**	**–**	**1,000**	**9,464**
At 31 December 2025		**14,099**	**98,923**	**53,003**	**1,185**	**3**	**(155,674)**	**11,405**

	Note	Share capital £'000	Share premium £'000	Merger reserve £'000	Warrant reserve £'000	Accumulated deficit £'000	Total equity £'000
At 1 January 2024		6,253	86,732	53,003	3,457	(144,767)	4,678
Loss for the year		–	–	–	–	(5,729)	(5,729)
Total comprehensive loss		**–**	**–**	**–**	**–**	**(5,729)**	**(5,729)**
Transactions with owners							
Shares issued on 22 May 2024	14,22	1,614	5,048	–	–	–	6,662
Costs associated with share issue on 22 May 2024	14,22	–	(487)	–	–	–	(487)
Shares issued on 22 July 2024	14,22	2,105	79	–	2	–	2,186
Costs associated with share issue on 22 July 2024	14,22	–	(55)	–	–	(297)	(352)
Exercise of warrants during the year	14,22	1,602	1,739	–	(2,565)	–	776
Issue of shares to purchase intangible asset	11	151	68	–	–	–	219
Share-based payment charge		–	–	–	–	369	369
Total contribution by and distributions to owners		**5,472**	**6,392**	**–**	**(2,563)**	**72**	**9,373**
At 31 December 2024		**11,725**	**93,124**	**53,003**	**894**	**(150,424)**	**8,322**

	Note	Share capital £'000	Share premium £'000	Merger reserve £'000	Warrant reserve £'000	Accumulated deficit £'000	Total equity £'000
At 1 January 2023		1,108	83,667	53,003	720	(135,336)	3,162
Loss for the year		–	–	–	–	(7,079)	(7,079)
Total comprehensive loss		–	–	–	–	(7,079)	(7,079)
Transactions with owners							
Exercise of warrants on 22 March 2022	14,22	–	–	–	–	–	–
Shares issued on 15 February 2023	14,22	1,956	3,013	–	–	–	4,969
Costs associated with share issue on 15 February 2023	14,22	–	(903)	–	–	–	(903)
Shares issued on 26 May 2023	14,22	2,380	–	–	–	(355)	2,025
Costs associated with share issue on 26 May 2023	14,22	–	–	–	–	(527)	(527)
Shares issued on 21 December 2023	14,22	485	–	–	1,315	(1,273)	527
Costs associated with share issue on 21 December 2023	14,22	–	–	–	–	(441)	(441)
Issue of shares to purchase intangible asset	11	324	955	–	1,422	–	2,701
Share-based payment charge		–	–	–	–	244	244
Total contribution by and distributions to owners		5,145	3,065	–	2,737	(2,352)	8,595
At 31 December 2023		6,253	86,732	53,003	3,457	(144,767)	4,678

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 31 December 2025, 2024 and 2023

1 Accounting policies

General information

Biodexa Pharmaceuticals PLC (the "Company") is a company registered and domiciled in England and Wales. The Company was incorporated on 12 September 2014.

The Company is a public limited company, whose Ordinary Shares were admitted to trading on AIM ("AIM"), which is a submarket of the London Stock Exchange, on 8 December 2014 until admission of the Company's Ordinary Shares to trading on AIM was cancelled on 26 April 2023.

In addition, since 4 December 2015 the Company has American Depository Receipts ("ADRs") registered with the US Securities and Exchange Commission ("SEC") and is listed on the NASDAQ Capital Market.

Basis of preparation

The Group was formed on 31 October 2014 when the Company entered into an agreement to acquire the entire share capital of Biodexa Limited and its wholly owned subsidiaries through the issue equivalent of shares in the Company which took place on 13 November 2014.

These financial statements have been prepared in accordance with UK adopted International Accounting Standards pursuant to the Companies Act 2006. The Group has also applied International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB").

The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all the periods presented.

The consolidated financial statements have been prepared on a historical cost basis, except for the following item (refer to individual accounting policies for details):

• Certain financial instruments – fair value through profit or loss.

Adoption of new and revised standards

New standards, interpretations and amendments effective from 1 January 2025

The Group reviewed the new standards, interpretations and amendments effective from 1 January 2025 and deemed none were applicable to the annual financial statements for the year ended 31 December 2025.

New standards, interpretations and amendments not yet effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Group has decided not to adopt early.

The Group reviewed the new standards, interpretations and amendments effective from 1 January 2026 and 1 January 2027 and deemed none have a material impact on the Group.

Basis for consolidation

The Group financial statements consolidate those of the Parent Company and all of its subsidiaries. The parent controls a subsidiary if it has power over the investee to significantly direct the activities, exposure, or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor's returns. All subsidiaries have a reporting date of 31 December.

All transactions and balances between Group companies are eliminated on consolidation, including unrealised gains and losses on transactions between Group companies. Where unrealised losses on intra-Group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a Group perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

The consolidated financial statements consist of the results of the following entities:

Entity	Summary description
Biodexa Pharmaceuticals PLC	Ultimate holding company
Biodexa Australia PTY Limited	Trading company
Biodexa Limited	Trading company
Biodexa Ireland Limited	Trading company
Biodexa Pharmaceuticals (Wales) Limited	Trading company
Biodexa US, Inc	Trading company
Haaland UK Limited	Dormant
PharMida AG	Dormant

Going concern – material uncertainty

The Group and Company has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the year ended 31 December 2025, the Group incurred a consolidated loss for the year of £6.38 million and negative cash flows from operations of £5.59 million. As of 31 December 2025, the Group had an accumulated deficit of £155.81 million.

The Group's future viability is dependent on its ability to raise cash from financing activities to finance its development plans until milestones and/or royalties can be secured from partnering the Company's assets. The Group's failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Directors believe there are adequate options and time available to secure additional financing for the Company and after considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements. The Group's consolidated financial statements have therefore been presented on a going concern basis, which contemplates the realisation of assets and the satisfaction of liabilities in the normal course of business.

As at 31 December 2025, the Group had cash and cash equivalents of £8.53 million. The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required in Q3 2026 assuming, inter alia, that certain development programmes and other operating activities continue as currently planned. Pursuant to its $35 million Equity Line of Credit, or ELOC, as described in the Financial Review, the Company may direct C/M Capital Master Fund, LP ("C/M") to purchase ADSs (subject to certain limitations) and receive proceeds in accordance with a formula price. There is no guarantee that the Company will be able to use the ELOC or raise cash from other financing to the extent necessary to finance the Company's operations. As at 31 December 2025, $26.08 million remains undrawn from the ELOC.

In the Directors' opinion, the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by Biodexa are likely to be dilutive. The Directors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any alternative courses of action to finance the Company would be successful.

This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and Parent Company's ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out, then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would be stated at net realisable value and all liabilities would be accelerated to current liabilities.

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

For the years ended 31 December 2025, 2024 and 2023

1 Accounting policies continued

Revenue

Revenue is accounted for in line with the principles of IFRS 15 'Revenue from Contracts with Customers.

Supply of research and development services

Revenue from the supply of services is subject to specific agreement. This is recognised over the contract term, proportionate to the progress in overall satisfaction of the performance obligations (the services performed by the Group), measured by cost incurred to date out of total estimate of costs. The primary input of substantially all work performed under these arrangements is labour. There is normally a direct relationship between costs incurred and the proportion of the contract performed to date.

Where the Group supplies services to a client it generally bills an agreed percentage in advance of the commencement of any work and the balance on completion. Invoices to clients are payable under normal commercial terms.

Grant revenue

Where grant income is received, which is not a direct reimbursement of related costs, revenue is recognised at the point at which the conditions have been met; this has been recognised within grant revenue. Where grants are received as a reimbursement of directly related costs they are credited to research and development expense in the same period as the expenditure towards which they are intended to contribute.

Accounting for rRapa and CPRIT grant

On 25 April 2024 the Company entered into a Licence and Collaboration Agreement ("LCA") with Rapamycin Holdings, Inc. (d/b/a Emtora Biosciences). The LCA entered into with Emtora meets the definition of a Joint Arrangement under IFRS 11, specifically related to the FAP programme.

A jointly controlled escrow account was established on completion of the LCA. FAP programme transactions eligible to be allocated against the CPRIT grant and match funding are processed through the escrow account, including the Company's deposits of matching funds, as set out in the agreement, the receipt of grant funding from CPRIT and the payment of eligible R&D expenses. Although the CPRIT grant and R&D supplier contracts are with Emtora, the joint arrangement nature of the LCA results in Emtora being deemed to be acting as the Company's agent. Accordingly, the Company recognises 100% of the grant and 100% of the R&D expenditure. The CPRIT grant recognised is on a 1 for 2 match basis for the first $17 million, the final $3 million is recognised on a 1 for 1 basis. In accordance with the Company's accounting policy, the grant, as it is the reimbursement of directly related costs, is credited to R&D costs in the same period in the Statement of Comprehensive Income. The escrow account is recognised within prepayments, CPRIT grant received in advance is recognised within deferred revenue, and any grant not yet received is recognised in accrued income.

The balances as at 31 December were as follows in relation to the FAP project:

	31 December 2025 £'000	31 December 2024 £'000
Prepayments*	2,842	6,114
Accrued revenue	–	–
Deferred revenue	571	1,468

* Prepayment reflects only the escrow account balance.

Business combinations and externally acquired intangible assets

Business combinations are accounted for using the acquisition method at the acquisition date, which is the date at which the Group obtains control over the entity. The cost of an acquisition is measured as the amount of the consideration transferred to the seller, measured at the acquisition date fair value, and the amount of any non-controlling interest in the acquiree. The Group measures goodwill initially at cost at the acquisition date, being:

• the fair value of the consideration transferred to the seller; plus
• the amount of any non-controlling interest in the acquiree; plus
• if the business combination is achieved in stages, the fair value of the existing equity interest in the acquiree remeasured at the acquisition date; less
• the fair value of the net identifiable assets acquired and assumed liabilities.

Acquisition costs incurred are expensed and included in administrative costs. Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, whether it is an asset or liability, will be recognised through the consolidated statement of comprehensive income. If the contingent consideration is classified as equity, it is not remeasured.

An intangible asset, which is an identifiable non-monetary asset without physical substance, is recognised to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Group and that its cost can be measured reliably. The asset is deemed to be identifiable when it is separable or when it arises from contractual or other legal rights. Further contingent payments due on the purchase of the intangible asset are only recognised when it is probable that payments are due.

Externally acquired intangible assets other than goodwill are initially recognised at cost and subsequently amortised on a straight-line basis over their useful economic lives where they are in use. Goodwill is stated at cost less any accumulated impairment losses.

The amounts ascribed to intangibles recognised on business combinations are arrived at by using appropriate valuation techniques. In-process research and development ("IPRD") programmes acquired in business combinations are recognised as assets even if subsequent expenditure is written off because the criteria specified in the policy for development costs below are not met.

IPRD is subject to annual impairment testing until the completion or abandonment of the related project. No further costs are capitalised in respect of this IPRD unless they meet the criteria for research and development capitalisation as set out below.

As per IFRS 3, once the research and development of each defined project is completed, the carrying value of the acquired IPRD is reclassified as a finite-lived asset and amortised over its useful life.

The significant intangibles recognised by the Group and their useful economic lives are as follows:

Goodwill   – Indefinite life
IPRD   – In process, not yet amortising
IT and website costs   – 4 years

The useful economic life of IPRD will be determined when the in-process research projects are completed.

Internally generated intangible assets (development costs)
Expenditure on the research phase of an internal project is recognised as an expense in the period in which it is incurred. Development costs incurred on specific projects are capitalised when all the following conditions are satisfied:

• completion of the asset is technically feasible so that it will be available for use or sale;
• the Group intends to complete the asset and use or sell it;
• the Group has the ability to use or sell the asset and the asset will generate probable future economic benefits (over and above cost);
• there are adequate technical, financial and other resources to complete the development and to use or sell the asset; and
• the expenditure attributable to the asset during its development can be measured reliably.

All internal activities related to the research and development of new projects are continuously monitored by the Directors. The Directors consider that the criteria to capitalise development expenditure are not met for a product prior to that product receiving regulatory approval in at least one country.

Development expenditure not satisfying the above criteria, and expenditure on the research phase of internal projects are included in research and development costs recognised in the Consolidated Statement of Comprehensive Income as incurred. No projects have yet reached the point of capitalisation.

Impairment of non-financial assets
Assets that have an indefinite useful life, for example goodwill, or intangible assets not ready for use, such as IPRD, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. The reversal of any impairment charge is limited to the carrying amount of the asset that would have been determined (net of amortisation or depreciation) had no impairment charge been recognised for the asset in prior periods.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The Group at 31 December 2025 had two cash-generating units (2024: two, 2023: one) as disclosed in note 11. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of impairment at each reporting date.

1 Accounting policies continued

Patents and trademarks

The costs incurred in establishing patents and trademarks are either expensed in accordance with the corresponding treatment of the development expenditure for the product to which they relate or capitalised if the development expenditure to which they relate has reached the point of capitalisation as an intangible asset.

Foreign currency

Transactions entered into by Group entities in a currency other than the currency of the primary economic environment in which they operate are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates ruling at the reporting date. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognised immediately in profit or loss.

The presentational currency of the Group is Pounds Sterling. Foreign subsidiaries use the local currencies of the country where they operate. On consolidation, the results of overseas operations are translated into Pounds Sterling at rates approximating to those ruling when the transactions took place. All assets and liabilities of overseas operations, including goodwill arising on the acquisition of those operations, are translated at the rate ruling at the reporting date. Exchange differences arising on translating the opening net assets at opening rate and the results of overseas operations at actual rate are recognised in other comprehensive income and accumulated in the foreign exchange reserve.

Exchange differences recognised in the profit or loss of Group entities on the translation of long-term monetary items forming part of the Group's net investment in the overseas operation concerned are reclassified to other comprehensive income and accumulated in the foreign exchange reserve on consolidation.

On disposal of a foreign operation, the cumulative exchange differences recognised in the foreign exchange reserve relating to that operation up to the date of disposal are transferred to the consolidated statement of comprehensive income as part of the gain or loss on disposal.

Financial assets and liabilities

Assets at amortised cost

The Group does not have any financial assets which it would classify as fair value through profit or loss. Therefore, all financial assets are classed as assets at amortised cost as defined below.

These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services to customers (e.g., trade receivables), but also incorporate other types of contractual monetary asset. They are initially recognised at fair value plus transaction costs that are directly attributable to their acquisition or issue and are subsequently carried at amortised cost using the effective interest rate method, less provision for impairment.

For impairment provisions, the Group applies the IFRS 9 simplified approach to measure expected credit losses using a lifetime expected credit loss provision for trade receivables to measure expected credit losses on a collective basis. Trade receivables are grouped based on a similar credit risk and ageing.

The expected loss rates are based on the Group's historic credit losses experienced over the three-year period prior to the period end. The historic loss rates are then adjusted for current and forward-looking information on macroeconomic factors.

The Group's assets at amortised costs comprise trade and other receivables and cash and cash equivalents in the consolidated statement of financial position.

Cash and cash equivalents include cash in hand, and deposits held at call with original maturities of three months or less.

Financial liabilities

The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired.

Fair value through profit and loss ("FVTPL")

The Group has outstanding warrants in the ordinary share capital of the Company. The number of Ordinary Shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars being different to the functional currency of the Parent Company. Therefore, the warrants are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account.

The financial liability is valued using the either the Monte Carlo model or the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the 'finance income' or 'finance expense' line items in the income statement. Fair value is determined in the manner described in note 19.

Other financial liabilities include the following items:

- Borrowings are initially recognised at fair value net of any transaction costs directly attributable to the issue of the instrument. Such interest-bearing liabilities are subsequently measured at amortised cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the consolidated statement of financial position. Interest expense in this context includes initial transaction costs and premium payable on redemption, as well as any interest or coupon payable while the liability is outstanding.
- Trade payables and other short-term monetary liabilities are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method.

Share capital

Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Group has three classes of share in existence:

- Ordinary Shares of £0.00005 each are classified as equity instruments;
- 'A' Deferred Shares of £1 each are classified as equity instruments;
- 'B' Deferred Shares of £0.001 each are classified as equity instruments;
- 'C' Deferred Shares of £0.00005 each are classified as equity instruments;
- 'D' Deferred Shares of £0.000001 each are classified as equity instruments.

Retirement benefits: defined contribution schemes

Contributions to defined contribution pension schemes are charged to the consolidated statement of comprehensive income in the year to which they relate.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Share-based payments

The Group operates a number of equity-settled, share-based compensation plans, under which the entity receives services from Directors and employees as consideration for equity instruments (options) of the Group. The fair value of the Directors and employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted:

- including any market performance conditions (including the share price);
- excluding the impact of any service and non-market performance vesting conditions (for example, remaining an employee of the entity over a specified time period); and
- including the impact of any non-vesting conditions (for example, the requirement for employees to save).

Non-market performance and service conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. Where vesting conditions are accelerated on the occurrence of a specified event, such as a change in control or initial public offering, such remaining unvested charge is accelerated to the income statement.

In addition, in some circumstances employees may provide services in advance of the grant date and therefore the grant date fair value is estimated for the purposes of recognising the expense during the period between service commencement period and grant date.

At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognises the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity. When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium.

The Group also issues warrants over ADSs to certain professional advisers in connection with equity transactions that fall within the scope of IFRS 2 and are accounted for as share-based payments. The fair value of the services received in exchange for the grant of the warrant is recognised as an expense of the equity transaction. The total expense is recognised immediately.

1 Accounting policies continued

Leases

Identifying leases

The Group accounts for a contract, or a portion of a contract, as a lease when it conveys the right to use an asset for a period of time in exchange for consideration. Leases are those contracts that satisfy the following criteria:

(a) there is an identified asset;

(b) the Group obtains substantially all the economic benefits from use of the asset; and

(c) the Group has the right to direct use of the asset.

The Group considers whether the supplier has substantive substitution rights. If the supplier does have those rights, the contract is not identified as giving rise to a lease.

In determining whether the Group obtains substantially all the economic benefits from use of the asset, the Group considers only the economic benefits that arise from the use of the asset, not those incidental to legal ownership or other potential benefits.

In determining whether the Group has the right to direct use of the asset, the Group considers whether it directs how and for what purpose the asset is used throughout the period of use. If there are no significant decisions to be made because they are predetermined due to the nature of the asset, the Group considers whether it was involved in the design of the asset in a way that predetermines how and for what purpose the asset will be used throughout the period of use. If the contract or portion of a contract does not satisfy these criteria, the Group applies other applicable IFRSs rather than IFRS 16.

All leases are accounted for by recognising a right-of-use asset and a lease liability except for:
* leases of low value assets; and
* leases with a duration of 12 months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the Group's incremental borrowing rate on commencement of the lease.

Right of use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for lease payments made at or before commencement of the lease. The Group has taken advantage of the practical expedient to ignore the requirement to separate non-lease components and instead account for the entire contract as a single lease.

Subsequent to initial measurement, lease liabilities increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made. Right-of-use assets are amortised on a straight-line basis over the remaining term of the lease.

When the Group revises its estimate of the term of any lease (because, for example, it reassesses the probability of a lessee extension or termination option being exercised), it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted using a revised discount rate. An equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortised over the remaining (revised) lease term. If the carrying amount of the right-of-use asset is adjusted to zero, any further reduction is recognised in profit or loss.

Nature of leasing activities (in the capacity as lessee)

As at 31 December 2025 the Group had one property lease in place in the UK.

Taxation

Tax is recognised in the Comprehensive Statement of Income, except that a charge attributable to an item of income and expense recognised as other comprehensive income or to an item recognised directly in equity is also recognised in other comprehensive income or directly in equity respectively.

The current income tax credit is calculated on the basis of tax rates and laws that have been enacted or substantively enacted by the reporting date in the country where the Company operates. Current tax includes credits for qualifying research and development expenditure under the UK's Merged R&D Expenditure Credit scheme.

Deferred taxation

Deferred tax assets and liabilities are recognised where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base, except for differences arising on:

- the initial recognition of goodwill;
- the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit or loss; and
- investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilised.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax assets or liabilities are recovered or settled.

Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses.

Depreciation is provided on all items of property, plant and equipment so as to write off their carrying value over their expected useful economic lives. It is provided at the following rates:

Fixtures and fittings	– 20-25% per annum straight line
Leasehold improvements	– the shorter of 10% per annum straight line or over the lease term
Computer equipment	– 25% per annum straight line
Laboratory equipment	– 15-25% per annum straight line
Right of use asset	– Economic life of contractual relationship

2 Critical accounting estimates and judgements

The preparation of these consolidated financial statements requires the Group to make estimates, assumptions and judgements that can have a significant impact on the reported amounts of assets and liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities, at the respective dates of our financial statements. The Group bases its estimates, assumptions and judgements on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management evaluates estimates, assumptions and judgements on a regular basis and makes changes accordingly and discusses critical accounting estimates with the Board of Directors.

The following are considered to be critical accounting estimates:

Impairment of intangible assets not yet ready for use

Intangible assets not yet ready for use are tested for impairment at the cash-generating unit level on an annual basis at the year end and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a cash-generating unit below its carrying value. Impairment indications include events causing significant changes in any of the underlying assumptions used in valuing intangibles not ready for use. The key assumptions are the probability of success, the discount factor, the timing of future revenue flows, market penetration and peak sales assumptions, and expenditure required to complete development.

The fair value of each cash-generating unit or asset is estimated using the income approach, on a discounted cash flow methodology. This analysis requires significant judgements, including estimation of future cash flows, which is dependent on internal forecasts, including for revenues and development costs, estimation of the long-term rate of growth for the business, estimation of the useful life over which cash flows will occur and determination of our weighted-average cost of capital.

The carrying value of intangibles not yet ready for use was £5.6 million (2024: £5.6 million; 2023: £2.9 million) as at 31 December 2025 (note 11).

Management apply a further 20% sensitivity to the probability of success; this resulted in the following change in the fair value of the asset:

	% change in fair value		
	2025	2024	2023
MTX228 tolimidone acquired IPRD*	**40%**	41%	18%
MTX230 eRapa acquired IPRD*	**20%**	19%	n/a

2 Critical accounting estimates and judgements continued

Share-based payments

The Group accounts for share-based payment transactions for Directors and employees in accordance with IFRS 2 Share-based Payment, which requires the measurement of the cost of Director and employee services received in exchange for the options on our Ordinary Shares, based on the fair value of the award on the grant date.

The Directors selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions.

The resulting cost of an equity incentive award is recognised as an expense over the requisite service period of the award, which is usually the vesting period.

The assumptions used for estimating fair value for share-based payment transactions are disclosed in note 25 to our consolidated financial statements and are estimated as follows:

• volatility is estimated based on the average annualised volatility of a number of publicly traded peer companies in the biotech sector;
• the estimated life of the option is estimated to be until the first exercise period, which is typically the month after the option vests; and
• the dividend return is estimated by reference to our historical dividend payments. Currently, this is estimated to be zero as no dividend has been paid in the prior periods.

Financial liabilities
Fair value through profit and loss ("FVTPL")

The Group has outstanding warrants in the Ordinary Share capital of the Company. The number of Ordinary Shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars being different to the functional currency of the Parent Company. Therefore, the warrants are classified as equity settled derivative financial liabilities recognised at fair value through the profit loss account.

The financial liability is valued using the either the Monte Carlo model or the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the 'finance income' or 'finance expense' line items in the income statement.

The assumptions used for estimating fair value for warrants transactions as disclosed in note 19 to our consolidated financial statements and are estimated as follows:

• volatility is estimated based on the average annualised volatility of a number of publicly traded peer companies in the biotech sector;
• the dilutive impact of the exercise of the warrants; and
• the dividend return is estimated by reference to our historical dividend payments. Currently, this is estimated to be zero as no dividend has been paid in the prior periods.

The following are considered to be critical accounting judgements:

Income taxes

Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Judgement is required to determine the amount of deferred tax assets that can be recognised based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

In 2025, there were approximately £82.2 million of gross unutilised tax losses carried forward (2024: £79.7 million; 2023: £75.5 million). No deferred tax asset has been provided in respect of these losses as there was insufficient evidence to support their recoverability in future periods. The losses do not have an expiry date.

Going concern – material uncertainty

The Directors' considerations and judgement on going concern are set out in note 1.

3 Revenue
Revenue from contracts with customers
Geographical analysis of revenue by destination of customer

	2025 £'000	2024 £'000	2023 £'000
Revenue			
Belgium	–	–	381
	–	–	381

All revenue came from the sale of services in 2023. It is derived entirely from the Group's R&D collaboration agreements. It is recognised over the contract term proportionate to the progress in overall satisfaction of the performance obligations.

	Contractual Assets			Contractual Liabilities		
	2025 £'000	2024 £'000	2023 £'000	2025 £'000	2024 £'000	2023 £'000
At 1 January	47	–	–	(1,468)	–	(197)
Transfers in the period from contract assets to trade receivables	(47)	–	–	–	–	–
Amounts included in contract liabilities that were recognised as revenue during the period	–	–	–	–	–	197
Amounts included in contract liabilities that were recognised as grant income and netted against the relevant expenses in the period	–	–	–	4,458	–	–
Excess of revenue recognised over cash	39	47	–	–	–	–
Cash received in advance of performance and not recognised as revenue during the period	–	–	–	(3,645)	(1,468)	–
Foreign exchange	–	–	–	85	–	–
At 31 December	**39**	47	–	**(571)**	(1,468)	–

The Group's R&D collaboration agreements are the delivery of services within the next 12 months for which the practical expedient in paragraph 121 (a) of IFRS 15 applies.

In 2025, the Group had no customers (2024: no customers; 2023: one customer).

	2025 £'000	2024 £'000	2023 £'000
Customer A	**n/a**	n/a	100%

The Group contains one reportable operating segment, Pipeline Research and Development ("Pipeline R&D"). This segment seeks to develop products using the Group's nanomedicine and sustained release technology platforms. All the reconciliations required for segmental reporting can be found in the primary statements.

The accounting policies of the reportable segments are consistent with the Group's accounting policies described in note 1.

4 Loss from operations

	Note	2025 £'000	2024 £'000	2023 £'000
Loss from operations is stated after charging/(crediting):				
Depreciation of property, plant and equipment:				
– Research and development costs	9	**44**	110	135
– Administrative costs	9	**8**	7	8
Depreciation of right of use asset:				
– Research and development costs	9	**102**	99	113
– Administrative costs	9	**34**	36	24
Amortisation of intangible assets – software:				
– Research and development costs	11	**1**	1	3
– Administrative costs	11	**–**	1	–
Impairment of financial asset	13	**–**	–	79
Impairment of commission paid in advance on ELOC		**373**	–	–
Provision against future loss on loan agreement	18	**–**	–	–
Fees payable to the Company's auditor for the audit of the Parent Company financial statements		**80**	90	127
Fees payable to the Company's auditor for the audits of the subsidiary financial statements		**60**	60	58
Fees payable to the Company's auditor for:				
– Audit related services		**–**	–	131
– Non-audit related services		**35**	–	–
Fees payable to the Company's previous auditor for:				
– Audit		**16**	21	–
– Audit related services		**69**	110	32
Foreign exchange (gain)/loss		**343**	(93)	164
Loss on disposal of property, plant and equipment		**29**	4	2
Research and development tax credit		**152**	31	14
Equity settled share-based payment – employee schemes		**170**	283	28

5 Staff costs

Staff costs (including Directors) comprise:

	2025 £'000	2024 £'000	2023 £'000
Wages and salaries	1,710	1,597	1,708
Defined contribution pension cost (note 24)	69	67	86
Social security contributions and similar taxes	192	201	233
Share-based payment charge	170	283	28
	2,141	2,148	2,055

Employee numbers

The average number of staff employed by the Group during the financial year amounted to:

	2025	2024	2023
Research and development	7	8	16
General and administration	4	5	5
	11	13	21

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including the Directors of the Company listed on page 14, including the Chief Executive Officer and Chief Scientific Officer for 2024 and 2023.

	2025 £'000	2024 £'000	2023 £'000
Short-term employee benefits	563	782	677
Post-employment benefits	–	11	21
Termination benefits	–	30	–
Share-based payment	138	201	22
	701	1,024	720

During the year no Directors (2024: 0; 2023: 0) participated in a defined contribution pension scheme. Pension contributions in the above note include those of the Chief Scientific Officer for 2024 and 2023.

Emoluments disclosed above include the following amounts in respect of the highest paid Director. Directors' emoluments are disclosed on page 26.

	2025 £'000	2024 £'000	2023 £'000
Short-term employee benefits	303	287	252
Post-employment benefits	–	–	–
	250	287	252

None of the Directors have exercised share options during the year (2024: nil; 2023: nil).

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

For the years ended 31 December 2025, 2024 and 2023

6 Finance income and expense

	2025 £'000	2024 £'000	2023 £'000
Finance income			
Interest received on bank deposits	83	166	73
Other interest receivable	6	1	10
Gain on equity settled derivative financial liability	2,296	3,218	487
Total finance income	2,385	3,385	570

	2025 £'000	2024 £'000	2023 £'000
Finance expense			
Interest expense on lease liabilities	10	19	28
Interest expense on deferred consideration	159	144	–
Other loans	60	2	13
Total finance expense	229	165	41

The gain on the equity settled derivative financial liability in 2025, 2024 and 2023 arose as a result of the movement in share price (note 19).

7 Taxation

	2025 £'000	2024 £'000	2023 £'000
Current tax credit			
Current tax credited to the income statement	(21)	241	407
Adjustment in respect of prior year	126	9	(1)
	105	250	406
Deferred tax credit			
Reversal of temporary differences	–	–	–
Total tax credit	105	250	406

The reasons for the difference between the actual tax credit for the year and the standard rate of corporation tax in the United Kingdom applied to losses for the year are as follows:

	2025 £'000	2024 £'000	2023 £'000
Loss before tax	(6,489)	(5,979)	(7,485)
Expected tax credit based on the standard rate of United Kingdom corporation tax at the domestic rate of 25% (2024: 25%; 2023: 25.52%)	(1,555)	(1,495)	(1,764)
Expenses not deductible for tax purposes	726	1,069	408
Income not taxable	(212)	(809)	(5)
Adjustment in respect of prior period	(126)	(9)	1
Effect of R&D relief	38	100	26
Deferred tax not recognised	1,024	894	928
Total tax credited to the income statement	(105)	(250)	(406)

The taxation credit arises on the enhanced research and development tax credits accrued for the respective periods.

8 Loss per share

	2025 £'000	2024 £'000	2023 £'000
Numerator			
Loss used in basic EPS and diluted EPS:			
Continuing operations	**(6,384)**	(5,729)	(7,079)
Denominator			
Weighted average number of Ordinary Shares used in basic EPS	**54,861,066,264**	4,952,784,179	315,849,600
Basic and diluted loss per share:			
Continuing operations – pence	**(0.01)p**	(0.1)p	(2)p

At a General Meeting on 1 June 2025, shareholders approved the subdivision and redesignation of the Company's Issued Ordinary Shares of £0.00005 each into one Ordinary Share of £0.000001 each and 49 'D' Deferred Shares of £0.000001 each. The 'D' Deferred Shares have limited rights and are effectively valueless. The share sub-division and redesignation did not impact the calculation of the denominator as the number of Issued Ordinary Shares did not change.

During the year the Company issued warrants that were accounted through the Warrant Reserve as detailed in note 22.

The Company has considered the guidance set out in IAS 33 in calculating the denominator in connection with the issuance of Pre-Funded warrants as disclosed in note 22. Management have recognised the warrants from the date of grant rather than the date of issue of the corresponding Ordinary Shares when calculating the denominator.

The Group has made a loss in the current and previous periods presented, and therefore the options and warrants are anti-dilutive. As a result, diluted loss per share is presented on the same basis as basic loss per share.

9 Property, plant and equipment

	Fixtures and fittings £'000	Leasehold improvements £'000	Computer equipment £'000	Laboratory equipment £'000	Right of use asset £'000	Total £'000
Cost						
At 1 January 2023	63	53	88	1,434	824	2,462
Additions	–	–	–	26	–	26
Transfers	–	–	–	103	(103)	–
Disposal	–	–	(38)	(152)	–	(190)
At 31 December 2023	63	53	50	1,411	721	2,298
Additions	–	–	–	9	–	9
Disposals	–	–	(25)	(740)	–	(765)
At 31 December 2024	63	53	25	680	721	1,542
Additions	–	–	2	–	–	2
Disposals	(28)	–	(5)	(575)	–	(608)
At 31 December 2025	**35**	**53**	**22**	**105**	**721**	**936**

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

For the years ended 31 December 2025, 2024 and 2023

9 Property, plant and equipment continued

	Fixtures and fittings £'000	Leasehold improvements £'000	Computer equipment £'000	Laboratory equipment £'000	Right of use asset £'000	Total £'000
Accumulated depreciation						
At 1 January 2023	19	15	71	1,189	337	1,631
Transfers	–	–	–	103	(103)	–
Charge for the year	12	11	7	113	137	280
Disposal	–	–	(38)	(146)	–	(184)
At 31 December 2023	31	26	40	1,259	371	1,727
Charge for the year	12	11	5	89	135	252
Disposal	–	–	(25)	(736)	–	(761)
At 31 December 2024	43	37	20	612	506	1,218
Charge for the year	11	11	4	26	136	188
Disposal	(23)	–	(5)	(533)	–	(561)
At 31 December 2025	**31**	**48**	**19**	**105**	**642**	**845**
Net book value						
At 31 December 2025	**4**	**5**	**3**	**–**	**79**	**91**
At 31 December 2024	20	16	5	68	215	324
At 31 December 2023	32	27	10	152	350	571

As at 31 December 2025, the right of use asset consisted of leasehold improvements of net book value £79,000 (2024: £215,000; 2023: £350,000).

On 1 February 2023, laboratory equipment previously disclosed within right of use assets was transferred to laboratory equipment when the final payment on the finance lease was made.

10 Leases

Lease liabilities	2025 £'000	2024 £'000	2023 £'000
At 1 January	**297**	464	624
Interest expenses	**10**	19	28
Lease payments	**(246)**	(186)	(188)
At 31 December	**61**	297	464

The right of use asset is disclosed in note 9.

In April 2021 the Group signed an agreement to lease new premises in Cardiff to house its corporate offices and laboratories. The agreement to lease allowed the Group to carry out the Cat A works and fit out prior to completion of the lease and its occupation in August 2021. The lease agreed was for a five-year period with no break clause. The lease was recognised as a right of use asset in 2021. The recognition in 2021 of the right of use asset and corresponding lease liability were a non-cash investing and financing transaction.

Low value leases expensed in the year:

	2025 £'000	2024 £'000	2023 £'000
Low value leases expensed	**1**	1	2
	1	1	2

Total cash outflow for leases in 2025 was £246,000 (2024: £187,000; 2023: £190,000).

11 Intangible assets

	In-process research and development £'000	Goodwill £'000	IT/Website costs £'000	Total £'000
Cost				
At 1 January 2023	13,378	2,291	110	15,779
Acquisition	2,938	–	–	2,938
At 31 December 2023	16,316	2,291	110	18,717
Acquisition	2,707	–	–	2,707
Disposals	–	–	(22)	(22)
At 31 December 2024	19,023	2,291	88	21,402
Acquisition	–	–	–	–
Disposals	–	–	(19)	(19)
At 31 December 2025	**19,023**	**2,291**	**69**	**21,383**

	In-process research and development £'000	Goodwill £'000	IT/Website costs £'000	Total £'000
Accumulated amortisation and impairment				
At 1 January 2023	13,378	2,291	104	15,773
Amortisation charge for the year	–	–	3	3
Disposal	–	–	–	–
At 31 December 2023	13,378	2,291	107	15,776
Amortisation charge for the year	–	–	2	2
Disposal	–	–	(22)	(22)
At 31 December 2024	13,378	2,291	87	15,756
Amortisation charge for the year	–	–	1	1
Disposal	–	–	(19)	(19)
At 31 December 2025	**13,378**	**2,291**	**69**	**15,738**
Net book value				
At 31 December 2025	**5,645**	**–**	**–**	**5,645**
At 31 December 2024	5,645	–	1	5,646
At 31 December 2023	2,938	–	3	2,941

The individual intangible asset which is material to the financial statements is as follows:

	Carrying amount			Remaining amortisation period		
	2025 £'000	2024 £'000	2023 £'000	**2025 (years)**	2024 (years)	2023 (years)
MTX228 tolimidone acquired IPRD*	**2,938**	2,938	2,938	**n/a**	n/a	n/a
MTX230 eRapa acquired IPRD*	**2,707**	2,707	–	**n/a**	n/a	n/a

*   Asset is not yet in use and has not started amortising.

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

For the years ended 31 December 2025, 2024 and 2023

12 Subsidiaries

The subsidiaries of the Company, all of which are 100% owned as at 31 December 2025, either directly or through subsidiaries where indicated, and have been included in these financial statements in accordance with the details set out in the basis of preparation and basis of consolidation in note 1, are as follows:

Name	Registered office	Nature of business	Notes
Biodexa Australia PTY Limited	c/o Prime Accounting & Business Advisory, HWT Tower Level 17, 40 City Road, Southbank, VIC, 3006, Australia	Trading company	
Biodexa Limited	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Trading company	
Biodexa Ireland Limited	First Floor, Riverside Two, 43-49 Sir John Rogerson's Quay, Dublin 2, Ireland, C02 KV60	Trading company	
Biodexa Pharmaceuticals (Wales) Limited	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Trading company	
Biodexa US, Inc	16601 Blanco Rd, Suite 120, San Antonio, Texas, 78232	Trading company	
Haaland UK Limited	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Dormant	
PharMida AG	c/o Kellerhals, Hirschgässlein 11, 4051 Basel, Switzerland	Dormant	(a) (b)

Notes:

(a) Wholly owned subsidiary of Biodexa Limited.

(b) PharMida AG became dormant in January 2016. Proceedings to wind up the company commenced in 2025.

13 Trade and other receivables

	2025 £'000	2024 £'000	2023 £'000
Trade receivables	35	11	–
Prepayments	3,687	6,426	355
Other receivables	64	131	282
Total trade and other receivables	**3,786**	6,568	637
Less: non-current portion	**–**	–	–
Current portion	**3,786**	6,568	637

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

Book values approximate to fair value at 31 December 2025, 2024 and 2023.

Expected credit loss

Given the short-term nature of the Group's trade receivables and accrued income, which are mainly due from large national or multinational companies, the Group's assessment of expected credit losses includes provisions for specific clients and receivables where the contractual cash flow is deemed at risk. Considerations include the current economic environment along with historical and forward-looking information. No assumptions or estimating techniques are applied in considering these. Additional provisions are made based on the assessment of recoverability of aged receivables over one year where sufficient evidence of recoverability is not evident.

2025 and 2023 Trade and other receivables did not contain any impaired asset. Trade and other receivables contained one impaired asset in 2024; this was recovered in 2025.

The maximum exposure to credit risk at the consolidated statement of financial position date is the fair value of each class of receivable.

The Company recognises a default on a financial asset when the counter-party announces they have limited resources to satisfy the debt.

14 Cash and cash equivalents and cash flow supporting notes

Cash and cash equivalents for purposes of the consolidated statement of cash flows comprises:

	2025 £'000	2024 £'000	2023 £'000
Cash at bank available on demand	8,534	1,669	5,971

During 2025, 2024 and 2023, cash inflows arose from equity financing transactions, included within financing activities on the face of the consolidated cash flow statement. As part of the equity transactions entered in December 2025, July and May 2024 and December and May 2023 warrants to the value of £5.0 million (2024: £3.1 million; 2023: £4.6 million) were issued as disclosed in note 19.

	2025 £'000	2024 £'000	2023 £'000
Gross proceeds	14,369	9,065	12,084
Transaction costs	(620)	(753)	(1,657)
	13,749	8,312	10,427

The following changes in loans and borrowings arose as a result of financing activities during the year:

	Non-current liabilities £'000	Current liabilities £'000	Total £'000
At 1 January 2025	1,424	1,530	2,954
Cash flows	–	(1,399)	(1,399)
Non-cash flows:			
Foreign exchange	–	(132)	(132)
Loans and borrowings classified as non-current at 31 December 2024 becoming current in 2025	(779)	779	–
Transfer to share premium on exercise of warrants	–	(196)	(196)
Warrants issued	–	5,024	5,024
Gain recognised in finance income within the consolidated statement of comprehensive income	–	(2,296)	(2,296)
Interest accruing in period	–	229	229
At 31 December 2025	645	3,539	4,184

14 Cash and cash equivalents and cash flow supporting notes continued

	Non-current liabilities £'000	Current liabilities £'000	Total £'000
At 1 January 2024	295	4,329	4,624
Cash flows	–	(460)	(460
Non-cash flows:			
Foreign exchange	–	(26)	(26)
Loans and borrowings classified as non-current at 31 December 2023 becoming current in 2024	(412)	412	–
Deferred consideration on acquisition	1,541	456	1,997
Promissory Note issued	–	431	431
Warrants issued	–	3,059	3,059
Exercise of warrants – transfer to share premium	–	(3,618)	(3,618)
Gain recognised in finance income within the consolidated statement of comprehensive income	–	(3,218)	(3,218)
Interest accruing in period	–	165	165
At 31 December 2024	1,424	1,530	2,954

	Non-current liabilities £'000	Current liabilities £'000	Total £'000
At 1 January 2023	463	246	709
Cash flows	–	(188)	(188)
Non-cash flows:			
Loans and borrowings classified as non-current at 31 December 2022 becoming current in 2023	(168)	168	–
Warrants issued	–	4,562	4,562
Gain recognised in finance income within the consolidated statement of comprehensive income	–	(487)	(487)
Interest accruing in period	–	28	28
At 31 December 2023	295	4,329	4,624

15 Trade and other payables

	2025 £'000	2024 £'000	2023 £'000
Current			
Trade payables	97	707	314
Other payables	17	6	7
Accruals	1,860	1,273	857
Total financial liabilities, excluding loans and borrowings, classified as financial liabilities measured at amortised cost	1,974	1,986	1,178
Tax and social security	45	50	62
Deferred revenue	571	1,468	–
Total trade and other payables	2,590	3,504	1,240

Book values approximate to fair value at 31 December 2025, 2024 and 2023.

All current trade and other payables are payable within three months of the period end date shown above.

16 Deferred consideration

	2025 £'000	2024 £'000	2023 £'000
Current			
Opening provision at 1 January	1,844	–	–
On acquisition of licence	–	1,997	–
Payments	(689)	(274)	–
Interest expense	159	144	–
Foreign exchange	(106)	(23)	–
	1,208	1,844	–
Less: non-current portion	645	1,306	–
Current portion	563	538	–

On 25 April 2024 the Company entered into an LCA with Emtora, relating to the licence of eRapa. Under the LCA, the Company is obligated to make quarterly payments to Emtora of $0.25 million less 75% of any research sales by Emtora until the handover trigger event occurs. The obligation meets the definition of a financial liability in accordance with IAS 32 and is measured at fair value in accordance with IFRS 9.

This financial liability is measured on Level 3, the fair value is derived using a discounted cash flow approach. The discount rate applied to the obligation was 11.64% (2024: 11.64%).

A 1% increase or decrease in the discount rate would decrease or increase the liability by approximately £0.13 million (2024: £0.03 million) and £0.01 million (2024: £0.03 million), respectively. An increase in the liability would result in a loss in the revaluation of financial instruments, while a decrease would result in a gain.

There were no transfers between Levels 1 and 2 in the period.

17 Borrowings

	2025 £'000	2024 £'000	2023 £'000
Current			
Promissory Note	**–**	430	–
Lease liabilities	**61**	179	169
Total	**61**	609	169
Non-current			
Lease liabilities	**–**	118	295
Total	**–**	118	295

Book values approximate to fair value at 31 December 2025, 2024 and 2023.

Promissory Note
In December 2024, the Company issued a Promissory Note to C/M Capital Master Fund, LP in the aggregate principal amount of $600,000 at a 10% original issue discount. The Note is an unsecured obligation of the Company and bears interest at an annual rate of 5%, which may be increased under certain circumstances, and has a maturity date of one year from the Issuance Date. The Note includes a monthly repayment schedule, with the entire principal amount of the Note, plus accrued and unpaid interest, due and payable by the Company on the date that is 12 months from the Issuance Date.

The Company received $540,000 pursuant to the Promissory Note on 24 December 2024. The note was repaid in full during 2025.

18 Provisions

	2025 £'000	2024 £'000	2023 £'000
Opening provision at 1 January	**–**	–	207
Utilisation of provision	**–**	–	(207)
Provision recognised in the year	**–**	–	–
At 31 December	**–**	–	–
Less: non-current portion	**–**	–	–
Current portion	**–**	–	–

19 Derivative financial liability – current

	2025 £'000	2024 £'000	2023 £'000
Equity settled derivative financial liability			
At 1 January	383	4,160	85
Warrants issued	5,024	3,059	4,562
Transfer to share premium on exercise of warrants	(196)	(3,618)	–
Gain recognised in finance (income)/expense within the consolidated statement of comprehensive income	(2,296)	(3,218)	(487)
At 31 December	**2,915**	383	4,160

Equity settled derivative financial liability is a liability that is not to be settled for cash.

The Company issues warrants in the ADSs of the Company as part of registered direct offerings and private placements in the US. The number of ADSs to be issued when exercised is fixed, however the exercise price is denominated in US Dollars being different to the functional currency of the Company. Therefore, the warrants are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account ("FVTPL"). The financial liability is valued using the Black-Scholes model in 2024 and 2023. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the 'finance income' or 'finance expense' line items in the income statement. A key input in the valuation of the instrument is the Company share price.

Details of the warrants are as follows:

December 2025 warrants
In December 2025 the Company issued 6,097,562 Series L ADS warrants as part of the Registered Offering in the US.

July 2024 warrants
In July 2024 the Company issued 21,315 Series J ADS Warrants and 21,315 Series K warrants as part of the Registered Direct Offering and Concurrent Private Placement in the US. The Series K warrants expired on 22 July 2025.

May 2024 warrants
In May 2024 the Company issued 9,434 Series G ADS Warrants and 14,780 Series H warrants as part of the Warrant Inducement in the US. The Series H warrants expired on 22 May 2025.

December 2023 warrants
In December 2023 the Company issued 11,998 Series E ADS Warrants and 11,998 Series F ADS Warrants as part of the Registered Offering in the US. The Series F warrants expired on 23 December 2024.

May 2023 warrants
In June 2023 the Company issued 1,098 Series D ADS Warrants as part of a Registered Direct Offering and Private Placement in the US after securing shareholder approval.

May 2020 warrants
In May 2020 the Company issued 2 ADS warrants as part of a Registered Direct Offering in the US. The warrants expired on 20 November 2025.

October 2019 warrants
In October 2019 the Company issued 1 ADS warrant as part of a Registered Direct Offering in the US. The warrant expired on 23 June 2025.

*   Number and original price of warrants have been adjusted to reflect the share consolidation and ratio change of ADSs to Ordinary Shares that occurred on 24 March 2023 and the ratio change of ADSs to Ordinary Shares on 5 July 2023, 4 October 2024 and 31 July 2025.

19 Derivative financial liability – current continued

DARA warrants and share options

The Group also assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. (which took place in 2015). The number of Ordinary Shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars. The warrants are classified as equity settled derivative financial liabilities and accounted for in the same way as those detailed above. The financial liability is valued using the Black-Scholes option pricing model. All warrants and options have lapsed as at 31 December 2025.

The following table details the outstanding warrants over ADSs and Ordinary Shares as at 31 December and also the movement in the year:

	At 31 December 2022	Lapsed	Granted	At 31 December 2023	Lapsed	Granted	Exercised	At 31 December 2024	Lapsed	Granted	Exercised	At 31 December 2025
ADSs												
December 2025 grant	–	–	–	–	–	–	–	–	–	6,097,562	–	**6,097,562**
July 2024 grant	–	–	–	–	–	42,630	–	42,630	(8,594)	–	(17,018)	**17,018**
May 2024 grant	–	–	–	–	–	24,214	–	24,214	(6,695)	–	(8,085)	**9,434**
December 2023 grant	–	–	23,996	23,996	(1,602)		(17,129)	5,265	(4,753)	–	–	**512**
May 2023 grant	–	–	1,098	1,098	–	–	–	1,098	–	–	–	**1,098**
May 2020 grant	2	–	–	2	–	–	–	2	(2)	–	–	**–**
October 2019 grant	1	–	–	1	–	–	–	1	(1)	–	–	**–**
Ordinary Shares												
DARA warrants	–	–	–	–	–	–	–	–		–	–	**–**
DARA options	138	(10)	–	128	(29)	–	–	99	(99)	–	–	**–**

* Number and original price of warrants have been adjusted to reflect the share consolidation and ratio change of ADSs to Ordinary Shares that occurred on 24 March 2023 and the ratio change of ADSs to Ordinary Shares on 5 July 2023, 4 October 2024 and 31 July 2025.

20 Financial instruments – risk management

The Group is exposed through its operations to the following financial risks:

- Credit risk
- Foreign exchange risk
- Liquidity risk

This note describes the Group's policies and processes for managing those risks. The policy for managing these risks is reviewed and agreed with the Board, however it has delegated the authority for designing and operating processes that ensure the effective management of the risks to the Group's management.

Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arises, are as follows:

- Trade and other receivables
- Cash and cash equivalents
- Trade and other payables
- Accruals
- Deferred considerations
- Loans and borrowings
- Derivative financial liability

A summary of the financial instruments held by category is provided below:

Financial assets – amortised cost

	2025 £'000	2024 £'000	2023 £'000
Cash and cash equivalents	8,534	1,669	5,971
Trade receivables	35	11	–
Other receivables	64	131	282
Total financial assets	**8,633**	1,811	6,253

Financial liabilities – amortised cost

	2025 £'000	2024 £'000	2023 £'000
Trade payables	97	707	314
Other payables	17	6	7
Accruals	1,860	1,273	857
Deferred consideration	1,208	1,844	–
Borrowings	61	727	464
Total financial liabilities – amortised cost	**3,243**	4,557	1,642

Financial liabilities – fair value through profit and loss – current

	2025 £'000	2024 £'000	2023 £'000
Equity settled derivative financial liability	2,915	383	4,160

20 Financial instruments – risk management continued

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

- Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;
- Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and
- Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The fair value of the Group's derivative financial liability is measured on a recurring basis. The following table gives information about how the fair value of this financial liability is determined; additional disclosure is given in note 19:

Financial liabilities	Fair value as at 31/12/2025	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability – Series L warrants	£2,914,000	Level 3	Black-Scholes Model	Volatility rate of 110.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 4.97 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 3.73% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – Series J warrants	£1,000	Level 3	Black-Scholes model	Volatility rate of 115.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 3.56 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 3.60% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – Series G warrants	£ –	Level 3	Black-Scholes model	Volatility rate of 115.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 3.39 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 3.59% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – Series E warrants	£ –	Level 3	Black-Scholes model	Volatility rate of 115.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 2.98 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 3.55% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – Series D warrants	£ –	Level 3	Black-Scholes model	Volatility rate of 120.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 2.47 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate of 3.51% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Total	**£ 2,915,000**				

Financial liabilities	Fair value as at 31/12/2024	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability – Series K warrants	£ –	Level 3	Black-Scholes model	Volatility rate of 75.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 0.51 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.24% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – Series J warrants	£231,000	Level 3	Black-Scholes model	Volatility rate of 100.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 4.56 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.36% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – Series H warrants	£ –	Level 3	Black-Scholes model	Volatility rate of 75.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 0.39 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.29% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – Series G warrants	£102,000	Level 3	Black-Scholes model	Volatility rate of 105.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 4.39 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.35% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – Series E warrants	£47,000	Level 3	Black-Scholes model	Volatility rate of 105.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 3.98 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.32% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – Series D warrants	£2,000	Level 3	Black-Scholes model	Volatility rate of 110.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 3.47 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.30% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – May 2020 warrants	£ –	Level 3	Black-Scholes model	Volatility rate of 100.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 0.89 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.18% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – October 2019 warrants	£ –	Level 3	Black-Scholes model	Volatility rate of 80.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 0.48 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.24% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Total	£383,000				

20 Financial instruments – risk management continued

Fair value hierarchy continued

Financial liabilities	Fair value as at 31/12/2023	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability – Series E warrants	£2,592,000	Level 3	Black-Scholes model	Volatility rate of 90.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 0.98 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.79% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – Series F warrants	£1,444,000	Level 3	Black-Scholes model	Volatility rate of 95.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 4.98 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 3.84% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – Series D warrants	£124,000	Level 3	Black-Scholes model	Volatility rate of 95.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 4.40 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate of 3.93% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – May 2020 warrants	£–	Level 3	Black-Scholes model	Volatility rate of 100.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 1.88 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.23% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – October 2019 warrants	£–	Level 3	Black-Scholes model	Volatility rate of 100.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 1.50 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.51% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Total	£4,160,000				

Changing the unobservable risk-free rate input to the valuation model by 10% higher while all other variables were held constant would not impact the carrying amount of warrants (2024: nil; 2023: nil).

There were no transfers between Levels 1 and 2 in the period.

The financial liability measured at fair value at 31 December 2025 on Levels 3 fair value measurement represents consideration relating to warrants issued in December 2025, July 2024, May 2024, December 2023 and May 2023 as part of the Registered Direct Offering and Private Placement.

Credit risk

The Group is exposed to credit risk from amounts due from collaborative partners and from cash and cash equivalents and deposits with banks and financial institutions. The risk from collaborative partners is deemed to be low. For banks and financial institutions, only independently rated parties with high credit status are accepted. The Group does not enter into derivatives to manage credit risk. The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery.

The total exposure to credit risk of the Group is equal to the total value of the financial assets held at each year end as noted above.

Foreign exchange risk

The Group operates internationally although its operations are based in the United Kingdom. The Group incorporated subsidiaries in the United States of America and the Republic of Ireland during the year; there were minimal transactions in these entities during 2025.

The Group assets and liabilities are predominately denominated in Pounds Sterling and US Dollars. The Group retains cash balances in US Dollars as a hedge against these liabilities. The assets and liabilities associated with the Joint Arrangement with Emtora, as disclosed in note 1, are held in US Dollars as the majority of operations under the arrangement are undertaken in the US.

The Group is exposed to foreign exchange risk arising from exposure to various currencies, primarily the US Dollar and Euro.

	2025 £'000	2024 £'000	2023 £'000
Cash and cash equivalents			
Pound Sterling	**97**	212	2,244
US Dollar	**8,436**	1,457	3,727
Other	**1**	–	–
Total	**8,534**	1,669	5,971

Foreign exchange risk also arises when individual Group entities enter into transactions denominated in a currency other than their functional currency. The Group's transactions outside the UK to the US and Europe drive foreign exchange movements where suppliers invoice in a currency other than Sterling. The Group does retain some cash balances in US Dollars from its US Dollar-denominated equity raises to reduce the foreign exchange exposure on US Dollar-denominated suppliers related to its NASDAQ listing and US-based clinical trial. All other assets and/or consumables that are purchased in foreign currencies, such currency is purchased immediately upon invoice. These transactions are not hedged because the cost of doing so is disproportionate to the risk.

Foreign currency sensitivity analysis

The most significant currencies in which the Group transacts, other than Pound Sterling, are the US Dollar and the Euro. The Group also trades in other currencies in small amounts as necessary.

The following table details the Group's sensitivity to a 10% change in year-end exchange rates, which the Group feels is the maximum likely change in rate based upon recent currency movements, in the key foreign currency exchange rates against Pound Sterling:

Year ended 31 December 2025	US Dollar £'000	Euro £'000	Other £'000
Loss before tax	**1,068**	**–**	**–**
Total equity	**1,068**	**–**	**–**

Year ended 31 December 2024	US Dollar £'000	Euro £'000	Other £'000
Loss before tax	146	–	(1)
Total equity	146	–	(1)

Year ended 31 December 2023	US Dollar £'000	Euro £'000	Other £'000
Loss before tax	373	2	–
Total equity	373	2	–

20 Financial instruments – risk management continued

Liquidity risk

Liquidity risk arises from the Group's management of working capital. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due. It is the Group's aim to settle balances as they become due.

During 2025 the Company utilised its Equity Line of Credit ("ELOC") to raise gross proceeds of $8.92 million before expenses. In May 2025, the Company completed a Warrant Inducement which raised £47,000. In December 2025, the Company completed a Registered Offering in the US which raised $10 million before expenses.

In December 2024 the Company issued a Promissory note as detailed in note 17 for the principal amount of $600,000. The Company received $540,000 on 24 December 2024 as the Note was issued at a 10% discount. The Promissory Note was repaid in full during 2025.

In May 2024, the Company completed a Warrant Inducement which raised £4.8 million before expenses. In July 2024, the Company completed a Registered Direct Offering in the US which raised £3.9 million before expenses. During the year warrants previously issued were exercised resulting in the Company receiving £0.4 million.

In February 2023, the Company completed a Private Placement in the US which raised £5.0 million before expenses. In May 2023, the Company completed a Registered Direct Offering in the US which raised £2.7 million before expenses. In December 2023, the Company completed a Registered Offering in the US which raised £4.4 million before expenses.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required before Q4 2025 assuming, inter alia, that certain development programmes and other operating activities continue as currently planned.

Pursuant to its $35 million Equity Line of Credit, or ELOC, as described above, the Company may direct C/M to purchase ADSs (subject to certain limitations) and receive proceeds in accordance with a formula price for up to 36 months from the Commencement Date. There is no guarantee that the Company will be able to use the ELOC to the extent necessary to finance the Company's operations. If the Company is unable to utilise the ELOC and cannot secure alternative sources of funding, it will no longer be a going concern and would likely be placed in Administration. As at 31 December 2025, $26.08 million remains undrawn from the ELOC.

In the Directors' opinion, the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by Biodexa are likely to be dilutive. The Directors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any alternative courses of action to finance the Company would be successful.

This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and Parent Company's ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out, then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would be stated at net realisable value and all liabilities would be accelerated to current liabilities.

The following table sets out the contractual maturities (representing undiscounted contractual cash flows) of financial liabilities:

2025	Up to 3 months £'000	Between 3 and 12 months £'000	Between 1 and 2 years £'000	Between 2 and 5 years £'000	Over 5 years £'000
Trade and other payables	1,974	–	–	–	–
Deferred considerations	166	497	662	–	–
Promissory Note	–	–	–	–	–
Lease liabilities	48	16	–	–	–
Total	2,188	513	662	–	–

2024	Up to 3 months £'000	Between 3 and 12 months £'000	Between 1 and 2 years £'000	Between 2 and 5 years £'000	Over 5 years £'000
Trade and other payables	1,986	–	–	–	–
Deferred considerations	178	533	711	711	–
Promissory Note	–	479	–	–	–
Lease liabilities	47	142	111	–	–
Total	2,211	1,154	822	711	–

2023	Up to 3 months £'000	Between 3 and 12 months £'000	Between 1 and 2 years £'000	Between 2 and 5 years £'000	Over 5 years £'000
Trade and other payables	1,178	–	–	–	–
Lease liabilities	47	141	189	112	–
Total	1,225	141	189	112	–

More details with regard to the line items above are included in the respective notes:

- Trade and other payables – **note 15**
- Deferred consideration – **note 16**
- Borrowings – **note 17**

Capital risk management
The Group monitors capital which comprises all components of equity (i.e. share capital, share premium, foreign exchange reserve and accumulated deficit).

The Group's objectives when maintaining capital are:

- to safeguard the entity's ability to continue as a going concern; and
- to have sufficient resource to take development projects forward towards commercialisation.

The Group continues to incur substantial operating expenses. Until the Group generates positive net cash inflows from the commercialisation of its products it remains dependent upon additional funding through the injection of equity capital and government funding. The Group may not be able to generate positive net cash inflows in the future or to attract such additional required funding at all, or on suitable terms. In such circumstances the development programmes may be delayed or cancelled, and business operations cut back.

The Group seeks to reduce this risk by keeping a tight control on expenditure, avoiding long-term supplier contracts (other than clinical trials), prioritising development spend on products closest to potential revenue generation, obtaining government grants (where applicable), maintaining a focused portfolio of products under development and keeping shareholders informed of progress.

There have been no changes to the Group's processes for managing capital risk since the previous year.

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

For the years ended 31 December 2025, 2024 and 2023

21 Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using tax rates applicable in the tax jurisdictions where the tax asset or liability would arise.

The movement on the deferred tax account in 2025 is £nil (2024: £nil; 2023: £nil) as the net credit arising on the amortisation of intangible assets and other timing differences has been matched by a reduction in the deferred tax asset recognised on the losses offsetting the liability remaining.

Unused tax losses carried forward, subject to agreement with local tax authorities, were as follows:

	Gross losses £'000	Potential deferred tax asset £'000
31 December 2025	**82,168**	**20,542**
31 December 2024	79,740	19,935
31 December 2023	75,530	18,947

The potential deferred tax asset of £20.5 million (2024: £19.9 million; 2023: £18.9 million) has not been provided in these accounts due to uncertainty as to whether the asset would be recovered. The losses have arisen as a result of accumulated trading losses.

Deferred tax asset balances disclosed as at 31 December 2025 have been calculated at 25%. The main rate of corporation tax increased to 25% from 1 April 2023.

22 Share capital

Authorised, allotted and fully paid – classified as equity	2025 Number	2025 £	2024 Number	2024 £	2023 Number	2023 £
At 31 December						
Ordinary Shares of £0.000001 each	225,817,808,922	225,818	6,685,918,922	334,296	1,189,577,722	1,189,578
'A' Deferred Shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001
'B' Deferred Shares of £0.001 each	4,063,321,418	4,063,321	4,063,321,418	4,063,321	4,063,321,418	4,063,321
'C' Deferred Shares of £0.00005 each	126,547,389,518	6,327,370	126,547,389,518	6,327,370	–	–
'D' Deferred shares of £0.000001 each	2,482,747,137,178	2,482,747	–	–	–	–
Total		**14,099,257**		**11,724,988**		**6,252,900**

At a General Meeting on 11 June 2025, shareholders approved the subdivision and redesignation of the Company's Issued Ordinary Shares of £0.00005 each into one Ordinary Share of £0.000001 each and 49 'D' Deferred Shares of £0.000001 each. The 'D' Deferred Shares have limited rights and are effectively valueless.

On 31 July 2025 the Company effected a ratio change in the number of Ordinary Shares represented by ADSs from 10,000 Ordinary Shares per ADS to 100,000 Ordinary Shares per ADS.

During the year the Company issued the following warrants over ADSs, and these were recognised in the warrant reserve until exercise:

	Pre-Funded Warrants
As at 1 January 2025	**1,773**
Issued:	
December 2025 Registered Offering	**2,891,781**
Exercised	**(1,419,391)**
Lapsed	**(33)**
As at 31 December 2025	**1,474,130**

Numbers of warrants and related exercise prices are after the impact of the ADS ratio changes on 31 July 2025.

In accordance with the Articles of Association for the Company adopted on 11 June 2025, the share capital of the Company consists of an unlimited number of Ordinary Shares of nominal value £0.000001 each. Ordinary and Deferred Shares were recorded as equity.

Rights attaching to the shares following the incorporation of Biodexa Pharmaceuticals PLC
Shares classified as equity
The holders of Ordinary Shares in the capital of the Company have the following rights:

(a) to receive notice of, to attend and to vote at all general meetings of the Company, in which case shareholders shall have one vote for each share of which he is the holder; and,

(b) to receive such dividend as is declared by the Board on each share held.

The holders of both classes of Deferred Shares in the capital of the Company:

(a) shall not be entitled to receive notice of or to attend or speak at any general meeting of the Company or to vote on any resolution to be proposed at any general meeting of the Company; and

(b) shall not be entitled to receive any dividend or other distribution of out of the profits of the Company.

In the event of a distribution of assets, the Deferred Shareholders shall receive the nominal amount paid up on such share after the holder of each Ordinary Share shall have received (in cash or specie) the amount paid up or credited as paid up on such Ordinary Share together with an additional payment of £100 per share. The Company has the authority to purchase the Deferred Shares and may require the holder of the Deferred Shares to sell them for a price not exceeding 1p for all the Deferred Shares.

22 Share capital continued
Rights attaching to the shares following the incorporation of Biodexa Pharmaceuticals PLC continued
Shares classified as equity continued

		Ordinary Shares Number	'A' Deferred Shares Number	'B' Deferred Shares Number	'C' Deferred Shares Number	'D' Deferred Shares Number	Nominal value £
At 1 January 2023		5,417,137	1,000,001				5
15 February 2023	Private Placement*	98,387,275	–	–	–	–	98
26 May 2023	Registered Direct Offering*	276,697,310	–	–	–	–	277
14 June 2023	Share sub-division and re-designation		–	4,063,321,418	–	–	n/a
21 December 2023	Shares issued on purchase Intangible asset (see note 11)	323,684,800	–	–	–	–	324
21 December 2023	Registered Offering	485,391,200	–	–	–	–	485
At 31 December 2023		1,189,577,722	1,000,001	4,063,321,418			1,189
25 April 2024	Shares issued on purchase Intangible asset (see note 11)	151,265,200	–	–	–	–	151
22 May 2024	Warrant Inducement	1,614,435,600	–	–	–	–	1,614
22 July 2024	Registered Direct Offering	2,129,516,800	–	–	–	–	2,130
February - October 2024	Exercise pre-funded warrants	1,502,426,000	–	–	–	–	1,502
February - May 2024	Exercise Series E & Series F warrants	98,697,600	–	–	–	–	99
22 November 2024	Share sub-division and re-designation		–	–	126,547,389,518	–	n/a
At 31 December 2024		6,685,918,922	1,000,001	4,063,321,418	126,547,389,518		6,685
15 May 2025	Warrant Inducement	2,004,330,000	–	–	–	–	2,004
11 June 2025	Share sub-division and re-designation		–	–	–	2,482,747,137,178	n/a
	Shares issued under ELOC	59,488,460,000	–	–	–	–	59,488
19 December 2025	Registered Offering	157,639,100,000	–	–	–	–	157,639
At 31 December 2025		**225,817,808,922**	**1,000,001**	**4,063,321,418**	**126,547,389,518**	**2,482,747,137,178**	

* Number of shares issued includes exercise of pre-funded warrants and Series A, Series B and Series C warrants that were exercisable on an 'alternative cashless basis'.

23 Reserves

The following describes the nature and purpose of each reserve within equity:

Reserve	Description and purpose
Share capital	Nominal value of subscribed share capital.
Share premium	Amount subscribed for share capital in excess of nominal value.
Merger reserve	Represents the difference between the fair value and nominal value of shares issued on the acquisition of subsidiary companies where the Company has elected to take advantage of merger accounting.
Foreign exchange reserve	Gains/losses arising on retranslating the net assets of overseas operations into sterling.
Warrant reserve	Represents the following: – The fair value of warrants denominated in £ at the date of grant. The number and price are fixed at the date of grant. The warrants expired in November 2025. – The fair value of pre-funded warrants granted. The pre-funded warrants do not have an expiry date. – The fair value of Series C warrants are denominated in US$ at the date of grant but allow for the warrants to be exercised on an alternative cashless basis, effectively allowing the holders to exercise for nil consideration.
Accumulated deficit	All other net gains and losses and transactions with owners (e.g., dividends) not recognised elsewhere.

24 Retirement benefits

The Group operates a defined contribution pension scheme for the benefit of its employees. The assets of the scheme are administered by trustees in funds independent from those of the Group. The annual charge for the year was £69,000 (2024: £67,000).

25 Share-based payments

Share options

The Group has issued options over Ordinary Shares under the 2014 Biodexa Pharmaceuticals PLC Enterprise Management Incentive Scheme and unapproved share options awarded to non-UK staff and Directors. In addition, certain share options originally issued over shares in Biodexa Limited under the Biodexa Limited 2008 Unapproved Share Option Scheme or the Biodexa Limited 2013 Approved Enterprise Incentive Scheme were reissued in 2015 over shares in Biodexa Pharmaceuticals PLC under the 2014 Biodexa Pharmaceuticals PLC Enterprise Management Incentive Scheme, all remaining reissued share options lapsed during 2024. Exercise of an option is subject to continued employment.

At a General Meeting on 11 June 2024, shareholders approved a share sub-division and re-designation of the Company's Ordinary Shares. As a result, the par value of the Ordinary Shares was changed from £0.00005 per share to £0.000001 per share.

Details of all share options granted under the Schemes are set out below:

Date of grant	At 1 January 2025	Granted in 2025	Lapsed in 2025	Forfeited in 2025	At 31 December 2025	Exercise price
19 December 2016	13	–	–	–	13	£484.00
15 December 2017	38	–	–	–	38	£184.00
24 April 2019	237	–	–	–	237	£29.20
2 October 2019	1,500	–	–	–	1,500	£21.00
17 April 2020	5,000	–	–	–	5,000	£4.80
17 June 2020	26,450	–	–	–	26,450	£4.04
15 July 2021	40,850	–	–	(600)	40,250	£5.55
1 September 2021	6,000	–	–	–	6,000	£5.10
7 February 2022	12,500	–	–	–	12,500	£3.05
23 January 2024	144,000,000	–	–	–	144,000,000	£0.004
10 February 2024	98,808,800	–	–	(15,752,000)	83,056,800	£0.003
10 July 2024	85,922,000	–	–	–	85,922,000	£0.003
	328,823,388	–	–	(15,752,600)	313,070,788	
Options exercisable at 31 December 2025					137,022,409	
Weighted average exercise price of outstanding options at 31 December 2025					£0.005	
Weighted average exercise price of options exercised in 2025					–	
Weighted average exercise price of options lapsed in 2025					–	
Weighted average exercise price of options forfeited in 2025					£0.003	
Weighted average exercise price of options granted in 2025					–	
Weighted average remaining contractual life of outstanding options at 31 December 2025					8.2 years	

Date of grant	At 1 January 2024	Granted in 2024	Lapsed in 2024	Forfeited in 2024	At 31 December 2024	Exercise price
30 June 2014	25	–	(25)	–	–	£30.00
19 December 2016	13	–	–	–	13	£484.00
15 December 2017	40	–	–	(2)	38	£184.00
24 April 2019	312	–	–	(75)	237	£29.20
2 October 2019	1,500	–	–	–	1,500	£21.00
17 April 2020	5,000	–	–	–	5,000	£4.80
17 June 2020	27,350	–	–	(900)	26,450	£4.04
15 July 2021	58,850	–	–	(18,000)	40,850	£5.55
1 September 2021	6,000	–	–	–	6,000	£5.10
7 February 2022	12,500	–	–	–	12,500	£3.05
23 January 2024	–	144,000,000	–	–	144,000,000	£0.004
10 February 2024	–	130,313,200	–	(31,504,400)	98,808,800	£0.003
10 July 2024	–	85,922,000	–	–	85,922,000	£0.003
	111,590	360,235,200	(25)	(31,523,377)	328,823,388	

Options exercisable at 31 December 2024	82,874
Weighted average exercise price of outstanding options at 31 December 2024	£0.005
Weighted average exercise price of options exercised in 2024	–
Weighted average exercise price of options lapsed in 2024	£30.00
Weighted average exercise price of options forfeited in 2024	£0.006
Weighted average exercise price of options granted in 2024	£0.003
Weighted average remaining contractual life of outstanding options at 31 December 2024	9.2 years

25 Share-based payments continued

Date of grant	At 1 January 2023	Granted in 2023	Lapsed in 2023	Forfeited in 2023	At 31 December 2023	Exercise price
30 June 2014	25	–	–	–	25	£30.00
19 December 2016	13	–	–	–	13	£484.00
15 December 2017	40	–	–	–	40	£184.00
24 April 2019	312	–	–	–	312	£29.20
2 October 2019	1,500	–	–	–	1,500	£21.00
17 April 2020	5,000	–	–	–	5,000	£4.80
17 June 2020	33,600	–	(6,250)	–	27,350	£4.04
15 July 2021	64,350	–	–	(5,500)	58,850	£5.55
2 August 2021	2,500	–	–	(2,500)	–	£5.30
1 September 2021	6,000	–	–	–	6,000	£5.10
7 February 2022	18,750	–	–	(6,250)	12,500	£3.05
12 August 2022	12,500	–	–	(12,500)	–	£2.10
	144,590	–	(6,250)	(26,750)	111,590	

Options exercisable at 31 December 2023	75,720
Weighted average exercise price of outstanding options at 31 December 2023	£5.241
Weighted average exercise price of options exercised in 2023	–
Weighted average exercise price of options lapsed in 2023	£4.04
Weighted average exercise price of options forfeited in 2023	£3.33
Weighted average exercise price of options granted in 2023	–
Weighted average remaining contractual life of outstanding options at 31 December 2023	7.3 years

The following information is relevant in the determination of the fair value of options granted during the year 2024 under the equity share-based remuneration schemes operated by the Group:

	January 2024	February 2024	July 2024
Number of options	144,000,000	130,313,200	85,922,000
Option pricing models used	Black-Scholes	Black-Scholes	Black-Scholes
Share price	$1.90	$1.310	£0.00139
Exercise price of options issued in year	$1.90	$1.310	£0.00259
Contractual life	10 years	10 years	10 years
Expected life	4 years	4 years	4 years
Volatility	100.0%**	100.0%**	110.0%**
Expected dividend yield	0%	0%	0%
Risk-free rate	4.110%	4.195%	4.025%

The share price used in the determination of the fair value of the options granted in 2024 was the share price on the date of grant.

** Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a four-year period.

Share Incentive Plan

In April 2017 the Group set up the Biodexa Pharmaceuticals Share Incentive Plan ("BPSIP"). Under the BPSIP, Group employees and Directors can acquire Ordinary Shares in the Company via a salary sacrifice arrangement. Biodexa grants matching shares for every share bought. In order to retain these shares, scheme participants must remain employed by the Group for three years from the date of acquisition. All shares purchased by the BPSIP are held by an Employee Benefit Trust that is not under the control of Biodexa. Shares must be left in the plan for five years to qualify for full income tax and NIC relief.

On 24 April 2023 the Company terminated the Trust and requested the Trustees distribute the assets of the Trust to the relevant Group employees.

Warrants issued in lieu of fees

The Company issues warrants over ADSs to certain of its brokers in lieu of broker fees connected to the equity transactions in the year. The warrants are accounted for as share-based payments.

Date of grant	At 1 January 2025	Granted in 2025	Lapsed in 2025	Forfeited in 2025	At 31 December 2025	Exercise price per ADS
24 March 2023	5	–	–	–	5	$58,000.00
14 June 2023	44	–	–	–	44	$3,750.00
21 December 2023	480	–	–	–	480	$625.00
24 May 2024	644	–	–	–	644	$625.00
22 July 2024	851	–	–	–	851	$312.50
19 December 2025	–	152,439	–	–	152,439	$3.28
	2,024	152,439	–	–	154,463	
Warrants exercisable at 31 December 2025						154,463
Weighted average exercise price of outstanding options at 31 December 2025						$12.458
Weighted average exercise price of options exercised in 2025						–
Weighted average exercise price of options lapsed in 2025						–
Weighted average exercise price of options forfeited in 2025						–
Weighted average exercise price of options granted in 2025						$3.28
Weighted average remaining contractual life of outstanding options at 31 December 2025						4.9 years

Date of grant	At 1 January 2024	Granted in 2024	Lapsed in 2024	Forfeited in 2024	At 31 December 2024	Exercise price per ADS
24 March 2023	5	–	–	–	5	$58,000.00
14 June 2023	44	–	–	–	44	$3,750.00
21 December 2023	480	–	–	–	480	$625.00
24 May 2024	–	644	–	–	644	$625.00
22 July 2024	–	851	–	–	851	$312.50
	529	1,495	–	–	2,024	

Date of grant	Exercise price per ADS
Warrants exercisable at 31 December 2024	2,024
Weighted average exercise price of outstanding options at 31 December 2024	$703.28
Weighted average exercise price of options exercised in 2024	–
Weighted average exercise price of options lapsed in 2024	–
Weighted average exercise price of options forfeited in 2024	–
Weighted average exercise price of options granted in 2024	$447.12
Weighted average remaining contractual life of outstanding options at 31 December 2024	2.2 years

25 Share-based payments continued

Date of grant	At 1 January 2023	Granted in 2023	Lapsed in 2023	Forfeited in 2023	At 31 December 2023	Exercise price per ADS
24 March 2023	–	5	–	–	5	$58,000.00
14 June 2023	–	44	–	–	44	$3,750.00
21 December 2023	–	480	–	–	480	$625.00
	–	529	–	–	529	

Warrants exercisable at 31 December 2023	529
Weighted average exercise price of outstanding options at 31 December 2023	$1,427.22
Weighted average exercise price of options exercised in 2023	–
Weighted average exercise price of options lapsed in 2023	–
Weighted average exercise price of options forfeited in 2023	–
Weighted average exercise price of options granted in 2023	$1,427.22
Weighted average remaining contractual life of outstanding options at 31 December 2023	2.2 years

The following information is relevant in the determination of the fair value of warrants granted during the year 2025:

	December 2025
Number of ADS warrants granted	152,439
Option pricing models used	Black-Scholes
Share price	$3.640
Exercise price of warrants issued in year	$3.280
Contractual life	5 years
Expected life	5 years
Volatility	110%**
Expected dividend yield	0%
Risk-free rate	3.70%

The share price used in the determination of the fair value of the ADS warrants granted in 2025 was the ADS price on the date of grant.

** Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a three-year period.

The following information is relevant in the determination of the fair value of warrants granted during the year 2024:

	May 2024	July 2024
Number of ADS warrants granted	644	851
Option pricing models used	Black-Scholes	Black-Scholes
Share price	$325.00	$198.50
Exercise price of warrants issued in year	$625.00	$312.50
Contractual life	3 years	3 years
Expected life	3 years	3 years
Volatility	115%**	115%**
Expected dividend yield	0%	0%
Risk-free rate	4.71%	4.29%

The share price used in the determination of the fair value of the ADS warrants granted in 2024 was the ADS price on the date of grant.

** Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a three-year period.

26 Capital commitments
The Group had no capital commitments at 31 December 2025, 31 December 2024 and 31 December 2023.

27 Related party transactions
Details of remuneration of key management personnel are given in note 5.

28 Contingent liabilities
The Company entered into an Arrangement Agreement with Bioasis on 13 December 2022 as amended on 18 December 2022. Under the agreement the Company agreed to acquire the entire issued share capital of Bioasis for consideration of, in aggregate, approximately c.$7.4 million (c.£4.4 million). The agreement was subject to shareholder approval. On 23 January, 2023 at the General Meeting to approve the Arrangement Agreement, none of the special resolutions were passed and, accordingly, the acquisition of Bioasis did not proceed. Under the agreement the Company agreed to reimburse Bioasis US$225,000 for expenses relating to the transaction should the Company's shareholders not approve the transaction. On 3 March, 2023 the Company advised Bioasis that it would offset this liability against the $500,000 loan it advanced to them during December 2022 and January 2023.

As at 31 December 2023 the Company had a contingent liability of $225,000 in relation to this potential liability. As at 31 December 2025 and 31 December 2024, the Company no longer believes it has a contingent liability.

29 Ultimate controlling party
The Directors do not consider that there is an ultimate controlling party.

30 Post balance sheet events
On 4 February, 2026, the Company announced that it had entered into a licence and collaboration agreement (the "Licence Agreement") with Otsuka Pharmaceutical Co., Ltd. ("Otsuka"), pursuant to which Otsuka granted the Company an exclusive, worldwide (excluding Japan) licence (the "Licensed Territory") to develop manufacture and commercialise OPB-171755, to be designated MTX240 ("MTX240"), a Phase 1-ready molecular glue therapeutic candidate, for all human therapeutic uses. The Company intends to initially develop MTX240 for the treatment of gastrointestinal stromal tumours.

Pursuant to the Licence Agreement, the Company will be responsible for all development, manufacturing and commercialisation activities for MTX240 in the Licensed Territory, and Otsuka will retain all rights to MTX240 in Japan. As consideration for the licence, the Company made an upfront payment to Otsuka, and Otsuka is eligible to receive one-time development and regulatory milestones, as well as tiered royalties in the mid-single digits on the net sales of licensed products. The Company is also obligated to pay Otsuka a percentage of any sublicence income it receives, subject to certain exceptions.

On 18 March 2026 the Company announced a change in the ratio of the Company's Ordinary Shares from each ADS representing 100,000 Ordinary Shares to each ADS representing 500,000 Ordinary Shares.

COMPANY BALANCE SHEET

At 31 December 2025

Company number 09216368	Note	2025 £'000	2025 £'000	2024 £'000	2024 £'000
Fixed assets					
Investments	4		–		12
Property, plant and equipment	5		2		4
Intangible assets	6		–		–
			2		16
Current assets					
Debtors	7	16,920		15,318	
Cash at bank		8,419		1,570	
		25,339		16,888	
Creditors: amounts falling due within one year	8	(3,625)		(805)	
Borrowings	9	–		(430)	
		(3,625)		(1,235)	
Net current assets		21,714		15,653	
Total assets less current liabilities			21,716		15,669
Net assets			21,716		15,669
Capital and reserves					
Called up share capital	10		14,099		11,725
Share premium account	11		98,923		93,124
Warrant reserve	11		1,185		894
Accumulated deficit	11		(92,491)		(90,074)
Total equity attributable to owners of the Parent Company			21,716		15,669

The loss for the financial period, of the Company, as approved by the Board, was £3.4 million (2024: profit £2.4 million).

The financial statements were approved and authorised for issue by the Board of Directors on 27 March 2026 and were signed on its behalf by:

Fiona Powell
Chief Financial Officer

The notes on pages 84 to 91 form part of these financial statements.

COMPANY STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2025

	Share capital £'000	Share premium £'000	Warrant reserve £'000	Accumulated deficit £'000	Total equity £'000
At 1 January 2025	**11,725**	**93,124**	**894**	**(90,074)**	**15,669**
Loss for the year	–	–	–	(3,417)	(3,417)
Total comprehensive loss	**–**	**–**	**–**	**(3,417)**	**(3,417)**
Transactions with owners					
Shares issued under ELOC agreement	**2,030**	**4,817**	**–**	**–**	**6,847**
Costs associated with ELOC agreement	**86**	**(77)**	**–**	**–**	**9**
Shares issued on 15 May 2025	**100**	**143**	**–**	**–**	**243**
Costs associated with share issue on 15 May 2025	**–**	**(8)**	**–**	**–**	**(8)**
Shares issued on 19 December 2025	**158**	**1,110**	**1,184**	**–**	**2,452**
Costs associated with share issue on 19 December 2025	**–**	**(186)**	**(173)**	**–**	**(359)**
Lapse warrants	**–**	**–**	**(720)**	**720**	**–**
Share-based payment charge	**–**	**–**	**–**	**280**	**280**
Total contribution by and distributions to owners	**2,374**	**5,799**	**291**	**1,000**	**9,464**
At 31 December 2025	**14,099**	**98,923**	**1,185**	**(92,491)**	**21,716**

	Share capital £'000	Share premium £'000	Warrant reserve £'000	Accumulated deficit £'000	Total equity £'000
At 1 January 2024	6,253	86,732	3,457	(92,536)	3,906
Profit for the year	–	–	–	2,390	2,390
Total comprehensive loss	–	–	–	2,390	2,390
Transactions with owners					
Shares issued on 22 May 2024	1,614	5,048	–	–	6,662
Costs associated with share issue on 22 May 2024	–	(487)	–	–	(487)
Shares issued on 22 July 2024	2,105	79	2	–	2,186
Costs associated with share issue on 22 July 2024	–	(55)	–	(297)	(352)
Exercise of warrants during the year	1,602	1,739	(2,565)	–	776
Issue of shares to purchase intangible asset	151	68	–	–	219
Share-based payment charge	–	––	–	369	369
Total contribution by and distributions to owners	5,472	6,392	(2,563)	72	9,373
At 31 December 2024	11,725	93,124	894	(90,074)	15,669

NOTES FORMING PART OF THE COMPANY FINANCIAL STATEMENTS

For the year ended 31 December 2025

1 Accounting policies

Basis of preparation

Biodexa Pharmaceuticals PLC is a company incorporated in England & Wales under the Companies Act. The address of the registered office is given on the contents page and the nature of the Group's operations and its principal activities are set out in the Strategic Report. The financial statements have been prepared in accordance with FRS 102, the Financial Reporting Standard applicable in the United Kingdom and the Republic of Ireland ('FRS 102').

The preparation of financial statements in compliance with FRS 102 requires the use of certain critical accounting estimates. It also requires Group management to exercise judgement in applying the Group's accounting policies.

Parent Company disclosure exemptions

In preparing the separate financial statements of the Parent Company, advantage has been taken of the following disclosure exemptions available in FRS 102:

* no cash flow statement has been presented for the Parent Company;
* disclosures in respect of the Parent Company's financial instruments and share-based payment arrangements have not been presented as equivalent disclosures have been provided in respect of the Group as a whole; and
* no disclosure has been given for the aggregate remuneration of the key management personnel of the Parent Company as their remuneration is included in the totals for the Group as a whole.

The following principal accounting policies have been applied:

Valuation of investments

Investments in subsidiaries are measured at cost less accumulated impairment. Where merger relief is applicable, the cost of the investment in a subsidiary undertaking is measured at the nominal value of the shares issued together with the fair value of any additional consideration paid. Costs of acquisition of investments are capitalised.

Intangible assets

Externally acquired intangible assets include licences that are initially recognised as in-process research and development ("IPRD") at cost. IPRD is subject to annual impairment testing until the completion or abandonment of the related project. No further costs are capitalised in respect of this IPRD unless they meet the criteria for research and development capitalisation as set out below.

Once the research and development of each defined project is completed, the carrying value of the acquired IPRD is reclassified as a finite-lived asset and amortised over its useful life.

The useful economic life of IPRD will be determined when the in-process research projects are completed.

Internally generated intangible assets (development costs)

Expenditure on the research phase of an internal project is recognised as an expense in the period in which it is incurred. Development costs incurred on specific projects are capitalised when all the following conditions are satisfied:

* Completion of the asset is technically feasible so that it will be available for use or sale;
* The Group intends to complete the asset and use or sell it;
* The Group has the ability to use or sell the asset and the asset will generate probable future economic benefits (over and above cost);
* There are adequate technical, financial and other resources to complete the development and to use or sell the asset; and
* The expenditure attributable to the asset during its development can be measured reliably.

Judgement is applied when deciding whether the recognition criteria are met. Judgements are based on the information available. In addition, all internal activities related to the research and development of new projects are continuously monitored by the Director. The Directors considers that the criteria to capitalise development expenditure are not met for a product prior to that product receiving regulatory approval in at least one country.

Development expenditure not satisfying the above criteria, and expenditure on the research phase of internal projects are included in research and development costs recognised in the Statement of Comprehensive Income as incurred. No projects have yet reached the point of capitalisation.

Impairment of goodwill and intangible assets

Where there is any indication that an asset may be impaired, the carrying value of the asset (or cash-generating unit to which the asset has been allocated) is tested for impairment. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's (or CGU's) fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). Non-financial assets except goodwill that have been previously impaired are reviewed at each reporting date to assess whether there is any indication that the impairment losses recognised in prior periods may no longer exist or may have decreased.

Taxation

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

A deferred tax asset in respect of unutilised tax losses has not been recognised on the basis that the future economic benefit is not certain.

Going concern – material uncertainty

Accounting standards require the Directors to consider the appropriateness of the going concern basis when preparing the financial statements. The Directors are of the opinion that they consider the going concern basis will remain appropriate. The Directors have taken notice of the Guidance on the Going Concern Basis of Accounting and Reporting on Solvency and Liquidity Risk Guidance for directors of companies that do not apply the UK Corporate Governance Code (April 2016).

The Directors believe there are adequate options and time available to secure additional financing for the Company and after considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required in Q3 2026 assuming, inter alia, that certain development programmes and other operating activities continue as currently planned. Pursuant to its $35 million Equity Line of Credit, or ELOC, as described above, the Company may direct C/M to purchase ADSs (subject to certain limitations) and receive proceeds in accordance with a formula price. There is no guarantee that the Company will be able to use the ELOC or raise cash from other financing to the extent necessary to finance the Company's operations. As at 31 December 2025, $26.08 million remains undrawn from the ELOC.

In the Directors' opinion, the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by Biodexa are likely to be dilutive. The Directors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any alternative courses of action to finance the Company would be successful.

This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and Parent Company's ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out, then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would be stated at net realisable value and all liabilities would be accelerated to current liabilities.

Financial assets and liabilities

Financial assets

Financial assets, other than investments and derivatives, are initially measured at transaction price (including transaction costs) and subsequently held at cost, less any impairment.

Financial liabilities and equity

Financial liabilities and equity are classified according to the substance of the financial instrument's contractual obligations, rather than the financial instrument's legal form. Financial liabilities, excluding convertible debt and derivatives, are initially measured at transaction price (after deducting transaction costs) and subsequently held at amortised cost.

Depreciation

Depreciation on assets is charged so as to allocate the cost of assets less their residual value over their estimated useful lives, using the straight-line method. The estimated useful lives range as follows:

Computer Equipment and Software – 4 years

The assets' residual values, useful lives and depreciation methods are reviewed, and adjusted prospectively if appropriate, if there is an indication of a significant change since the last reporting date.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within 'other operating income or losses' in the statement of comprehensive income.

2 Staff costs

	2025 £'000	2024 £'000
Staff costs (including Directors) comprise:		
Wages and salaries	961	1,076
Defined contribution pension cost	30	39
Social security contributions and similar taxes	108	129
Share-based payment charge	176	270
	1,275	1,514

Employee numbers
The average number of staff employed by the Company during the financial year amounted to:

	2025 £'000	2024 £'000
General and administration	3	3
Research and development	1	2
	4	5

Please also refer to note 5 in the consolidated financial statements regarding Directors' remuneration.

3 Profit/(Loss) attributable to shareholders

Under Section 408 of the Companies Act 2006 the Company is exempt from the requirement to present its own profit and loss account. The loss for the financial period, of the holding Company, as approved by the Board, was £3.4 million (2024: profit £2.4 million).

4 Investments

	2025 £'000	2024 £'000
Cost		
At 1 January	1,218	1,191
Investment in subsidiary undertaking	192	14
Capital contribution re share based payments in subsidiaries	6	13
Reversal of capital contribution re share-based payments in subsidiaries	(12)	–
At 31 December	1,404	1,218
Impairment		
At 1 January	1,206	1,191
Impairment in carrying value of subsidiary	198	15
At 31 December	1,404	1,206
Total investments at 31 December	–	12

A capital (reversal)/contribution was made in the year to the underlying subsidiaries corresponding to the share-based payment (credit)/charge recognised in the period.

During 2025 the Company impaired the carrying value of its investments in Biodexa Australia PTY Limited and Biodexa US, Inc. to zero.

During 2024 the Company impaired the carrying value of its investment in Biodexa Australia PTY Limited to zero.

At 31 December 2025, the Company held share capital in the following subsidiaries and joint arrangements:

Name	Registered Office or Country of Incorporation	Nature of Business	Proportion held	Notes
Biodexa Australia PTY Limited	c/o Prime Accounting & Business Advisory, HWT Tower Level 17, 40 City Road, Southbank, VIC, 3006, Australia	Trading company	100%	
Biodexa Ireland Limited	First Floor, Riverside Two, 43-49 Sir John Rogerson's Quay, Dublin 2, Ireland, C02 KV60	Trading company	100%	
Biodexa Limited	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Trading company	100%	
Biodexa Pharmaceuticals (Wales) Limited	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Trading company	100%	
Biodexa US, Inc	16601 Blanco Rd, Suite 120, San Antonio, Texas, 78232	Trading company	100%	
Haaland UK Limited	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Dormant	100%	
PharMida AG	c/o Kellerhals, Hirschgässlein 11, 4051 Basel, Switzerland	Dormant	100%	(a)

(a) Wholly owned subsidiary of Biodexa Limited. Proceedings to wind up the company commenced in 2025.

5 Property, plant and equipment

	Computer equipment and software £'000	Total £'000
Cost		
At 1 January 2025	**93**	**93**
Disposals	**(4)**	**(4)**
Additions	**2**	**2**
At 31 December 2025	**91**	**91**
Depreciation		
At 1 January 2025	**89**	**89**
Disposals	**(4)**	**(4)**
Charge for year	**4**	**4**
At 31 December 2025	**89**	**89**
Net book value		
At 31 December 2025	**2**	**2**

	Computer equipment and software £'000	Total £'000
Cost		
At 1 January 2024	126	126
Disposals	(33)	(33)
At 31 December 2024	93	93
Depreciation		
At 1 January 2024	116	116
Disposals	(33)	(33)
Charge for year	6	6
At 31 December 2024	89	89
Net book value		
At 31 December 2024	4	4

6 Intangible assets

	In-process research and development £'000	Total £'000
Cost		
At 1 January and 31 December 2025	**–**	**–**
Accumulated amortisation and impairment		
At 1 January and 31 December 2025	**–**	**–**
Net book value		
At 31 December 2025	**–**	**–**

	In-process research and development £'000	Total £'000
Cost		
At 1 January 2024	2,938	2,938
Additions	416	416
Transfer to other Group Company	(3,354)	(3,354)
At 31 December 2024	**–**	**–**
Accumulated amortisation and impairment		
At 1 January 2024	–	–
Charge for year	–	–
At 31 December 2024	**–**	**–**
Net book value		
At 31 December 2024	**–**	**–**

On 2 January 2024 the Company assigned its rights under its licence agreement with Melior Pharmaceuticals I, Inc., for tolimidone (MTX228) to Biodexa Ltd. The transfer was at cost.

On 29 April 2024 the Company assigned its rights under its licence agreement with Rapamycin Holdings, Inc., for eRapa (MTX230) to Biodexa Ltd. The transfer was at cost.

Details of the intangible assets are provided in note 11 of the consolidated financial statements.

NOTES FORMING PART OF THE COMPANY FINANCIAL STATEMENTS CONTINUED

For the year ended 31 December 2025

7 Debtors

	2025 £'000	2024 £'000
Amounts due from Group companies	16,713	15,058
Other debtors	22	52
Prepayments	185	208
	16,920	15,318

During 2025 an impairment provision of £0.6 million was made against intercompany balances owed by other Group companies. During 2024 an impairment reversal of £3.1 million was made against intercompany balances owed by other Group companies.

8 Creditors: amounts falling due within one year

	2025 £'000	2024 £'000
Trade creditors	64	101
Accruals	593	283
Other creditors	53	38
Derivative financial liability	2,915	383
	3,625	805

Details of the derivative financial liability are provided in note 19 of the consolidated financial statements.

9 Borrowings

	2025 £'000	2024 £'000
Promissory Note	–	430
At 31 December	–	430
Less: non-current portion	–	–
Current portion	–	430

Details of the Promissory Note are provided in note 17 of the consolidated financial statements.

10 Share capital

Allotted and fully paid	2025 Number	2025 £'000	2024 Number	2024 £'000
Ordinary Shares of £0.000001 each	225,817,808,922	226	6,685,918,922	334
'A' Deferred Shares of £1 each	1,000,001	1,000	1,000,001	1,000
'B' Deferred Shares of £0.001 each	4,063,321,418	4,063	4,063,321,418	4,063
'C' Deferred Shares of £0.00005 each	126,547,389,518	6,328	126,547,389,518	6,328
'D' Deferred Shares of £0.000001 each	2,482,747,137,178	2,482	–	–
Total		**14,099**		11,725

Details of shares issued by the Company in the year are given in note 22 of the consolidated financial statements.

11 Reserves

The following describes the nature and purpose of each reserve within the equity:

Reserve	Description and purpose
Share capital	Nominal value of subscribed share capital
Share premium	Amount subscribed for share capital in excess of nominal value.
Warrant reserve	Represents the following:
	– The fair value of warrants denominated in £ at the date of grant. The number and price is fixed at the date of grant. The warrants expire in November 2025.
	– The fair value of pre-funded warrants granted. The pre-funded warrants do not have an expiry date.
	– The fair value of Series A, B and C warrants denominated in US Dollars at the date of grant but allow for the warrants to be exercised on an alternative cashless basis, effectively allowing the holders to exercise for nil consideration.
Accumulated deficit	All other net gains and losses and transactions with owners (e.g., dividends) not recognised elsewhere.

12 Post balance sheet events

Details of the post balance sheet events are provided in note 30 of the consolidated financial statements.

COMPANY INFORMATION

Directors:	Stephen Parker
	Sijmen de Vries
	Ann Merchant
	Fiona Powell (née Fiona Sharp)
	Stephen Stamp
	Simon Turton
Secretary:	Fiona Powell (née Fiona Sharp)
Registered office:	1 Caspian Point
	Caspian Way
	Cardiff, CF10 4DQ
	United Kingdom
Registered number:	09216368
Auditor:	PKF Littlejohn LLP
	15 Westferry Circus
	London
	E14 4HD
	United Kingdom
Depositary:	JPMorgan Chase Bank, N.A.
	383 Madison Avenue
	New York
	NY 10179
	United States of America







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Biodexa Pharmaceuticals PLC
1 Caspian Point
Caspian Way
Cardiff, CF10 4DQ

www.biodexapharma.com